     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JULY 28, 1997

                                                      REGISTRATION NO. 333-31191
================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                             ---------------------

                                AMENDMENT NO. 2

                                       TO

                                    FORM S-3
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                             ---------------------

                             HARBINGER CORPORATION
               (Exact name of issuer as specified in its charter)

                    GEORGIA                                          58-1817306
            (State of Incorporation)                  (I.R.S. Employer Identification Number)

                           1055 LENOX PARK BOULEVARD
                             ATLANTA, GEORGIA 30319
                                 (404) 467-3000
          (Address, including zip code and telephone number, including area code, of registrant's principal executive offices and principal place of business)
                             ---------------------
                              LOREN B. WIMPFHEIMER
                           DIRECTOR OF LEGAL AFFAIRS
                             HARBINGER CORPORATION
                           1055 LENOX PARK BOULEVARD
                             ATLANTA, GEORGIA 30319
                                 (404) 467-3000
                              (404) 841-3380 (FAX)
           (Name, address, including zip code, and telephone number,
                   including area code, of agent for service)
                                   Copies to:

              JOHN C. YATES, ESQ.                            ROBERT W. SMITH, JR., ESQ.
           LARRY W. SHACKELFORD, ESQ.                          PIPER & MARBURY L.L.P.
        MORRIS, MANNING & MARTIN, L.L.P.                        36 S. CHARLES STREET
         1600 ATLANTA FINANCIAL CENTER                       BALTIMORE, MARYLAND 21201
           3343 PEACHTREE ROAD, N.E.                               (410) 539-2530
             ATLANTA, GEORGIA 30326                             (410) 576-1700 (FAX)
                 (404) 233-7000
              (404) 365-9532 (FAX)

                             ---------------------
    APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after the effective date of this Registration Statement.
    If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [ ]
    If any of the securities being registered on this Form are offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, please check the following box. [ ]
    If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]
    If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]
    If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]
                             ---------------------
    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SECTION 8(A), MAY DETERMINE.
                The Index to Exhibits is located at Page II-11.
================================================================================

     INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.

                                                           SUBJECT TO COMPLETION

                                                                   JULY 28, 1997


                                2,900,000 SHARES

                                (LOGO) HARBINGER

                                  COMMON STOCK
                               ------------------
     Of the 2,900,000 shares of common stock ("Common Stock") offered hereby, 1,800,000 shares are being sold by Harbinger Corporation ("Harbinger" or the "Company") and 1,100,000 shares are being sold by the selling shareholders named herein (the "Selling Shareholders"). See "Principal and Selling Shareholders." The Company will not receive any proceeds from the sale of shares of Common Stock sold by the Selling Shareholders.

     The Company's Common Stock is traded on the Nasdaq National Market under the symbol "HRBC." On July 15, 1997, the last reported sale price for the Common Stock on the Nasdaq National Market was $36.625 per share. See "Price Range of Common Stock."

     THE COMMON STOCK OFFERED HEREBY INVOLVES A HIGH DEGREE OF RISK. SEE "RISK FACTORS" BEGINNING ON PAGE 6 HEREOF.

  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION, NOR HAS THE SECURITIES
  AND EXCHANGE COMMISSION OR ANY STATE SECURITIES PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL
                                    OFFENSE.

=======================================================================================================================
                                               PRICE           UNDERWRITING          PROCEEDS            PROCEEDS
                                                TO             DISCOUNTS AND            TO              TO SELLING
                                              PUBLIC            COMMISSIONS         COMPANY(1)         SHAREHOLDERS
-----------------------------------------------------------------------------------------------------------------------
Per Share..............................          $                   $                   $                   $
-----------------------------------------------------------------------------------------------------------------------
Total(2)...............................          $                   $                   $                   $
=======================================================================================================================

(1) Before deducting estimated expenses of the offering estimated at $350,000. None of the expenses of the offering are being paid by the Selling Shareholders.
(2) The Company and the Selling Shareholders have granted the Underwriters a 30-day option to purchase up to 435,000 additional shares of Common Stock solely to cover over-allotments, if any. To the extent that the option is exercised, the Underwriters will offer the additional shares at the Price to the Public shown above. If the option is exercised in full, the total Price to Public, Underwriting Discounts and Commissions, Proceeds to the Company
    and Proceeds to the Selling Shareholders will be $          , $          ,
    $          and $          , respectively. See "Underwriting."
                               ------------------
     The shares of Common Stock are offered by the Underwriters, subject to prior sale, when, as and if delivered to and accepted by them and subject to the right of the Underwriters to reject any order in whole or in part. It is expected that delivery of the shares of Common Stock will be made at the offices
of Alex. Brown & Sons Incorporated, Baltimore, Maryland, on or about July   ,
1997.

ALEX. BROWN & SONS
        INCORPORATED

                 THE ROBINSON-HUMPHREY COMPANY, INC.

                                  ROBERTSON, STEPHENS & COMPANY

                                               INTERSTATE/JOHNSON LANE
                                                     CORPORATION

                 THE DATE OF THIS PROSPECTUS IS JULY   , 1997.

                  [ACTIVE REVENUE GENERATING CUSTOMERS GRAPH]

IN CONNECTION WITH THIS OFFERING, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE, MAINTAIN OR OTHERWISE AFFECT THE PRICE OF THE COMMON STOCK AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SPECIFICALLY, THE UNDERWRITERS MAY OVER-ALLOT IN CONNECTION WITH THE OFFERING AND MAY BID FOR AND PURCHASE STOCK IN THE OPEN MARKET. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITING."

IN CONNECTION WITH THIS OFFERING, CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN PASSIVE MARKET MAKING TRANSACTIONS IN THE COMMON STOCK OF THE COMPANY ON NASDAQ IN ACCORDANCE WITH RULE 103 UNDER REGULATION M. SEE "UNDERWRITING."

                               PROSPECTUS SUMMARY

     The following summary is qualified in its entirety by the more detailed information, including "Risk Factors" and consolidated financial statements and notes thereto, appearing elsewhere or incorporated by reference in this Prospectus.

                                  THE COMPANY

     Harbinger Corporation ("Harbinger" or the "Company") is a leading worldwide provider of electronic commerce products and services to businesses and offers comprehensive, customizable, standards-based electronic commerce solutions. The Company develops, markets and supports software products and provides computer communications network and consulting services which enable businesses to engage in electronic commerce. These electronic commerce solutions are provided over the Harbinger value-added network ("VAN") or the Company's Internet value-added servers ("IVAS"), or directly over standard telephone lines, the Internet, or private internal computer networks known as intranets. Harbinger offers software products that operate on multiple computer platforms, secure and reliable computer networks and secure Internet communications to facilitate the transmission of business information and transactions, and value-added products and services to enable businesses of all sizes to maximize the number and value of their electronic trading relationships. As of March 31, 1997 the Company's customers included leading U.S. and international corporations and government agencies, including Northrop, Compaq Computer, Digital Equipment Corporation, Hewlett-Packard, Westinghouse Electric, Baxter Healthcare, Johnson & Johnson, Amoco, Chevron, Mobil, Pacific Gas & Electric, Southern California Edison, Bank of America and Barnett Banks.

     The Company's products and services facilitate electronic commerce and electronic data interchange ("EDI") by businesses and financial institutions by providing the ability to electronically transmit and receive routine business information and documents in a standard format. The Harbinger VAN and IVAS serve as electronic communications links for computer systems by receiving, storing and forwarding electronically transmitted business documents and data for re-transmission in a form that can be received and interpreted by the computer of another commercial business. The method of document exchange is user configurable by trading partner and by document type (such as purchase order, invoice, quote or bid request). Both the Harbinger VAN and IVAS provide encryption and other document management and security methods to allow documents to be exchanged securely and reliably. Harbinger facilitates the electronic link to its computer communications network through its electronic commerce software packages for use in a broad range of computing environments, including PC-based solutions for DOS and Windows (3.x, 95 and NT Workstation), and client-server solutions for Windows NT Server, UNIX, IBM AS/400 midrange and IBM MVS mainframe platforms. The Company also provides professional services to assist businesses in the installation, customization, operation and maintenance of their electronic trading relationships.

     An important part of the Company's strategy is to enhance its suite of electronic commerce products and services and to address new electronic trading communities. The Company believes that the addition of new products and markets from its recent acquisitions enhance Harbinger's ability to provide a comprehensive range of solutions for trading partners to conduct business electronically over the Harbinger VAN, IVAS, the Internet or private intranets. The Company has made the following significant acquisitions since January 1, 1997:

     - SupplyTech -- On January 3, 1997, the Company completed a merger with SupplyTech, Inc. and its affiliate (collectively, "SupplyTech"), with operations in the U.S., United Kingdom, Italy, Australia and Mexico. SupplyTech, one of the largest providers of PC-based EDI software in the United States, provides its STX family of electronic commerce software products and services to, and allows the Company to expand into, trading communities in the automotive, retail, aerospace and heavy manufacturing markets.

     - HNS -- On January 1, 1997, the Company purchased the remaining equity interest in Harbinger NET Services, LLC ("HNS") and the related $3.0 million Subordinated Convertible Debenture (the "Debenture") held by BellSouth Telecommunications, Inc. ("BellSouth"), thereby obtaining direct ownership of products designed to facilitate electronic commerce over the Internet. These products include IVAS, the Company's Internet value added server, TrustedLink Guardian, a security and encryption document management program, Harbinger Express, designed to permit EDI over the World Wide Web using a browser, and TrustedLink INP, a web site development tool. HNS was capitalized by the Company and certain other investors in 1995 to develop EDI products and services for the Internet, and prior to 1997 operated as a joint venture with BellSouth in which the Company held a 66.1% fully-diluted equity interest.

In connection with the SupplyTech transaction, the Company incurred in the first quarter of 1997 a $7.1 million charge related to merger expenses and $4.8 million of integration costs. In connection with the HNS transactions, the Company incurred in the first quarter 1997 a $2.4 million loss on the extinguishment of the Debenture, a $2.7 million charge for in-process product development, and $1.6 million of integration costs. See "Business -- Recent Developments."

     The Company was incorporated in Georgia in 1988. The Company's principal executive offices are located at 1055 Lenox Park Boulevard, Atlanta, Georgia 30319 and its telephone number is (404) 467-3000.

                      SECOND QUARTER RESULTS OF OPERATIONS

     On July 16, 1997, the Company announced its results of operations for the quarter ended June 30, 1997. Revenue for the quarter ended June 30, 1997 was $19.7 million compared to revenue of $14.8 million for the quarter ended June 30, 1996. Net income applicable to common shareholders for the quarter ended June 30, 1997 was $2.2 million ($.11 per share) compared to net loss applicable to common shareholders of $1.5 million (or($.08) per share) in the same period in 1996. Operating income for the quarter ended June 30, 1997 was $3.7 million compared to operating income of $252,000 for the same period in 1996. Adjusted net income from the Company's core business (excluding the equity in loss of HNS in 1996, net of related income taxes) was $2.2 million (or $.11 per share) for the quarter ended June 30, 1997 compared to adjusted net income of $157,000 (or $.01 per share) in the same period in 1996.

                                  THE OFFERING

Common Stock offered by the Company..........   1,800,000 shares
Common Stock offered by the Selling
Shareholders.................................   1,100,000 shares
Common Stock to be outstanding after this
offering(1)..................................   21,092,886 shares
Use of Proceeds..............................   Working capital and general
                                                corporate purposes, including
                                                acquisitions.
Nasdaq National Market symbol................   HRBC
---------------

(1) Excludes additional shares of Common Stock issuable upon the exercise of outstanding options and warrants, of which 1,175,823 shares are issuable under options and warrants exercisable at July 1, 1997.

     Except as otherwise noted, all information contained in this Prospectus (i) assumes no exercise of the Underwriters' over-allotment option, (ii) reflects a 3-for-2 stock split paid in the form of a stock dividend on January 31, 1997 to shareholders of record on January 17, 1997 and (iii) gives effect to the restatement of the financial statements of the Company to reflect the acquisition of SupplyTech, which was accounted for under the pooling-of-interests method of accounting. This Prospectus (including the documents incorporated by reference herein) contains forward-looking statements that are based on the beliefs of, and estimates and assumptions made by and information currently available to, the Company's management. Such statements are subject to certain risks, uncertainties and assumptions. Actual results may vary materially from those expected or anticipated in these forward-looking statements as a result of certain factors, including those set forth under "Risk Factors" and elsewhere in this Prospectus. See "Certain Forward Looking Statements."

                         SUMMARY FINANCIAL INFORMATION
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                                 THREE MONTHS ENDED
                                                    YEARS ENDED DECEMBER 31,         MARCH 31,
                                                  ----------------------------   ------------------
                                                   1994      1995       1996      1996       1997
                                                  -------   -------   --------   -------   --------
                                                                                    (UNAUDITED)
STATEMENT OF OPERATIONS DATA:
  Total revenues................................  $27,893   $37,830   $ 59,263   $11,504   $ 17,003
  Gross margin..................................   20,475    27,545     42,726     8,410     12,476
  Charge for purchased in-process product
    development and acquisition related
    charges.....................................    4,317     1,160      8,775     8,350     16,236
  Operating income (loss).......................   (2,667)      659     (5,736)   (7,876)   (13,326)
  Loss before income taxes and extraordinary
    item........................................   (2,921)     (539)   (12,921)   (8,965)   (13,280)
  Loss before extraordinary item................   (1,888)   (1,742)   (13,067)   (9,014)   (13,303)
  Extraordinary loss on debt extinguishment.....       --        --         --        --      2,419
                                                  -------   -------   --------   -------   --------
  Net loss......................................   (1,888)   (1,742)   (13,067)   (9,014)   (15,722)
  Preferred stock dividends.....................     (200)     (199)       (28)      (28)        --
                                                  -------   -------   --------   -------   --------
  Net loss applicable to common shareholders....  $(2,088)  $(1,941)  $(13,095)  $(9,042)  $(15,722)
                                                  =======   =======   ========   =======   ========
  Net loss per share of common stock:
    Loss before extraordinary item applicable to
       common shareholders......................  $ (0.16)  $ (0.13)  $  (0.71)  $ (0.51)  $  (0.70)
    Extraordinary loss on debt extinguishment...    --        --         --        --         (0.13)
                                                  -------   -------   --------   -------   --------
  Net loss per share of common stock............  $ (0.16)  $ (0.13)  $  (0.71)  $ (0.51)  $  (0.83)
                                                  =======   =======   ========   =======   ========
  Weighted average common and common equivalent
    shares outstanding..........................   12,693    15,007     18,465    17,903     18,930
                                                  =======   =======   ========   =======   ========
SUPPLEMENTAL DATA:
  Adjusted operating income(1)..................  $ 1,650   $ 1,819   $  3,039   $   474   $  2,910
                                                  =======   =======   ========   =======   ========
  Adjusted net income applicable to common
    shareholders(2).............................  $   652   $   762   $  1,715   $   274   $  1,803
                                                  =======   =======   ========   =======   ========
  Adjusted net income per common share(2).......  $  0.05   $  0.05   $   0.09   $  0.01   $   0.09
                                                  =======   =======   ========   =======   ========

                                                                     MARCH 31, 1997
                                                              ----------------------------
                                                                ACTUAL      AS ADJUSTED(3)
                                                              -----------   --------------
                                                              (UNAUDITED)    (UNAUDITED)
BALANCE SHEET DATA:
  Working capital (deficit).................................    $(3,140)       $ 59,139
  Total assets..............................................     47,143         109,422
  Long-term obligations.....................................      1,305           1,305
  Shareholders' equity......................................     18,676          80,955

---------------

(1) Excludes charges for purchased in-process product development and acquisition related charges.
(2) Excludes equity in loss of HNS, expected to recur, of $954,000, $7.0 million and $1.1 million for 1995, 1996, and the three months ended March 31, 1996, respectively, and $4.3 million, $1.2 million, $8.8 million, $8.4 million and $16.2 million in charges for 1994, 1995, 1996, and the three months ended March 31, 1996, and 1997, respectively, for purchased in-process product development and acquisition related charges. The three months ended March 31, 1997 also excludes the extraordinary loss on debt extinguishment. All amounts are net of related income taxes. See "Acquisition-Related Charges; Loss in 1997 First Quarter and Expected Loss in Year Ended December 31, 1997."
(3) Adjusted to reflect the sale by the Company of 1,800,000 shares of Common Stock at an assumed offering price of $36.625 per share, less estimated underwriting discounts and commissions and offering expenses of the Company, and the application of the net proceeds therefrom.

                                  RISK FACTORS

     In addition to the other information in this Prospectus, the following factors should be considered in evaluating the Company and its business before purchasing the Shares of Common Stock offered hereby.

     Integration of Recent Acquisitions. The Company has completed a number of acquisitions since January 1, 1996, including the acquisitions of SupplyTech and the minority interests of HNS. SupplyTech and HNS have historically reported significant operating losses. The Company's acquisitions present a number of risks and challenges, including the historical operating losses of SupplyTech and HNS, the integration of the SupplyTech software products into the Company's current suite of products, the integration of the sales force of SupplyTech into the Company's existing sales operations, the coordination of customer support services, the integration of international operations of SupplyTech with the Company's international affiliates, the development and commercialization of HNS's Internet-related products and the integration of those products with the Company's existing products, and the diversion of management's attention from other business concerns. Several of the newly acquired products address the same markets as, and may therefore be competitive with, existing Company products. There can be no assurance that the Company can successfully assimilate its operations and integrate its software products with these recently acquired operations, software products and technologies, or that the Company will be successful in repositioning its products on a timely basis to achieve market acceptance. Any delay in such integration could have a material adverse effect on the Company. See "Business -- Recent Developments."

     Factors Affecting Operating Results; Potential Fluctuations in Quarterly Results. The Company's quarterly operating results have in the past and may in the future vary or decrease significantly depending on factors such as revenue from software sales, the timing of new product and service announcements, changes in pricing policies by the Company and its competitors, market acceptance of new and enhanced versions of the Company's products, the size and timing of significant orders, changes in operating expenses, changes in Company strategy, personnel changes, government regulation, the introduction of alternative technologies, the effect of acquisitions and general economic factors. The Company has limited or no control over many of these factors. The Company has experienced losses in the past, and at March 31, 1997, the Company had an accumulated deficit of approximately $36.6 million. The Company operates with virtually no software product order backlog because its software products typically are shipped shortly after orders are received. As a result, revenues in any quarter are substantially dependent on the quantity of purchases of services requested and product orders received in that quarter. Quarterly revenues also are difficult to forecast because the market for electronic commerce and EDI software products is rapidly evolving and the Company's revenues in any period may be significantly affected by the announcements and product offerings of the Company's competitors as well as alternative technologies. The Company's IVAS product is more complex and expensive compared to the Company's other electronic commerce and Internet products introduced to date, and will generally involve significant investment decisions by prospective customers. Accordingly, the Company expects that in selling its IVAS product it will encounter risks typical of companies that rely on large dollar purchase decisions, including the reluctance of purchasers to commit to major investments in new products and protracted sales cycles, both of which add to the difficulty of predicting future revenues and may result in quarterly fluctuations. The Company's expense levels are based, in part, on its expectations as to future revenues. If revenue levels are below expectations, the Company may be unable or unwilling to reduce expenses proportionately and operating results are likely to be adversely affected. As a result, the Company believes that period-to-period comparisons of its results of operations are not necessarily meaningful and should not be relied upon as indications of future performance. Due to all of the foregoing factors, it is likely that in some future quarter or quarters the Company's operating results will be below the expectations of public market analysts and investors. In such event, the price of the Company's Common Stock will likely be adversely affected.

     The Company recognizes revenues for software license fees upon shipment, net of estimated returns. Customers using the Company's PC products are permitted to return products after delivery for a specified period, generally 60 days. The Company generally has experienced returns of approximately 20% of the PC product license fees, and the Company records revenues after a deduction for estimated returns. Any material increase in the Company's return experience could have an adverse effect on its operating results. See "Acquisition-Related Charges; Loss in 1997 First Quarter and Expected Loss in Year Ended December 31, 1997."

     Acquisition-Related Charges; Loss in 1997 First Quarter and Expected Loss in Year Ended December 31, 1997. In January 1997, the Company completed the merger with SupplyTech, accounted for as a pooling of interests, and incurred a $7.1 million first quarter 1997 charge related to merger related expenses. Additionally, the Company incurred integration costs related to the merger of $4.8 million during the first quarter of 1997. In January 1997, the Company completed the purchase of the $3.0 million Subordinated Convertible Debenture of HNS (the "Debenture") from BellSouth and the remaining equity in HNS from other shareholders for an aggregate of approximately $9.8 million in consideration. The Company incurred integration costs related to the HNS transaction of $1.6 million during the first quarter of 1997. Additionally, the Company incurred a $2.4 million loss on extinguishment of the Debenture related to its purchase and a $2.7 million charge for in-process product development related to the acquisition of the minority interest of HNS in the first quarter of 1997. As a result of these charges, the Company incurred a net loss for the first quarter of 1997 and expects to incur a net loss for the year ending December 31, 1997. The costs and expenses incurred in connection with the SupplyTech and HNS integration activities included certain internal expense allocations which may recur in other expense categories in the future and may result in an increase in some expense categories as a percentage of total revenues. See "Integration of Recent Acquisitions," "Risks of Potential Future Acquisitions" and "Business -- Recent Developments."

     Intense Competition. The electronic commerce, EDI and network services and products businesses are intensely competitive, and the Company has many competitors with substantially greater financial, marketing, personnel and technological resources than the Company. Other companies offer products and services that may be considered by customers to be acceptable alternatives to the Company's products and services. Certain companies also operate private computer networks for transacting business with their trading partners. It is expected that other companies may develop and implement similar computer-to-computer networks, some of which may be "public" networks such as the Company's and others may be "private," providing services only to a specific group of trading partners, thereby reducing the Company's ability to increase sales of its network services. In addition, several companies offer PC-based, UNIX, midrange and mainframe and Internet computer software products which compete with the Company's software products. Advanced operating systems and applications software from Microsoft and other vendors also may offer electronic commerce functions that limit the Company's ability to sell its software products. The Company believes that the continuing acceptance of electronic commerce and EDI will attract new competitors, including software applications and operating systems companies that may bundle electronic commerce solutions with their programs, and alternative technologies that may be more sophisticated and cost effective than the Company's products and services. Competitive companies may offer certain electronic commerce products or services, such as communications software or network transactional services, at no charge or a deeply discounted charge, in order to obtain the sale of other products or services. Since the Company's agreements with its network subscribers are terminable upon 30 days' notice, the Company does not have the contractual right to prevent its customers from changing to a competing network. See "Dependence on New Products; Industry Standards." Competitors that offer products and/or services that compete with various of the Company's products and services include, among others, Advantis Systems, Inc.; AT&T; Computer Associates International, Inc.; EDS; General Electric Information Systems; Premenos Technology Corp.; QuickResponse Services, Inc.; Sterling Commerce, Inc. and a joint venture between British

Telecommunications Plc and MCI Communications Corporation; as well as the internal programming staffs of various businesses engaging in electronic commerce.

     Emergence of Electronic Commerce Over the Internet. The Internet provides a potential alternative means of providing electronic commerce to business trading partners. The market for Internet software and services is both emerging and highly competitive, ranging from small companies with limited resources to large companies with substantially greater financial, technical and marketing resources than the Company. In addition to the Company's Internet related products and services, several existing competitors of the Company have introduced their own Internet electronic commerce products and services. Moreover, new competitors, which may include telephone companies and media companies, are likely to increase the provision of business-to-business data transmission services using the Internet. There is no assurance that the Company's TrustedLink Guardian end user software and IVAS, which enable electronic commerce over the Internet, will be accepted in the Internet market or can be competitive with other products based on evolving technologies. If the Internet becomes an accepted method of electronic commerce, the Company could also lose network customers from its VAN which would reduce recurring revenue from network services and have a material adverse effect on the Company.

     The use of the Company's Internet electronic commerce products and services will depend in large part upon the continued development of the infrastructure for providing Internet access and services. Use of the Internet for business-to-business electronic commerce services raises numerous issues that greatly impact the development of this market. These issues include reliability, data security and data integrity, timely transmission, and pricing of products and services. Because global commerce and online exchange of information on the Internet is new and evolving, it is difficult to predict with any assurance whether the Internet will prove to be a viable commercial marketplace. The Internet has experienced, and is expected to continue to experience, substantial growth in the number of users and the amount of traffic. There can be no assurance that the Internet will continue to be able to support the demands placed on it by this continued growth. In addition, the Internet could lose its viability due to delays in the adoption of new standards and protocols to handle increased levels of Internet activity, or due to increased governmental regulation. There can be no assurance that the infrastructure or complementary services necessary to make the Internet a viable commercial marketplace will be developed, or, if developed, that the Internet will become a viable commercial marketplace for products and services such as those offered by the Company. If the necessary infrastructure or complementary services or facilities are not developed, or if the Internet does not become a viable commercial marketplace, the Company's business, operating results or financial condition will be materially adversely affected. See "Dependence on New Products; Industry Standards."

     Risks of Potential Future Acquisitions. The Company's growth has been significantly enhanced through acquisitions of other businesses, products and licenses. Following this offering, the Company will have significant cash resources, which may be used for acquisitions. There can be no assurance that in the future the Company will be able to identify suitable acquisition candidates available for sale at reasonable prices, consummate any acquisition or successfully integrate any acquired business into the Company's operations. Operational and software integration problems may arise if the Company undertakes future acquisitions of complementary products, technologies or businesses. Future acquisitions may also result in potentially dilutive issuances of equity securities, the incurrence of additional debt, the write-off of in-process product development and capitalized product costs, integration costs, and the amortization of expenses related to goodwill and other intangible assets, all of which could have a material adverse effect on the Company. Acquisitions involve numerous additional risks, including difficulties in the assimilation of the operations, products and personnel of the acquired company, differing company cultures, the diversion of management's attention from other business concerns, risks of entering markets in which the Company has little or no direct prior experience, and the potential loss of key employees of the acquired company. Customer satisfaction or performance problems at a single acquired firm could have a material adverse impact on the reputation of the Company as a whole. The Company expects to finance any future acquisitions with the proceeds of this offering as well as with possible debt financing, the issuance of equity securities (common or preferred stock) or a combination of the foregoing. There can be no assurance that the Company will be able to arrange adequate financing on acceptable terms. See "Ability to Manage Growth."

     Dependence on New Products; Industry Standards. The electronic commerce industry is characterized by rapid technological change, frequent new product and service introductions and evolving industry standards. The Company's future success will depend in significant part on its ability to anticipate industry standards, continue to apply advances in electronic commerce product and service technologies, enhance existing products and services and introduce and acquire new products and services on a timely basis to keep pace with technological developments. There can be no assurance that the Company will be successful in developing, acquiring or marketing new or enhanced products or services that respond to technological change or evolving industry standards, that the Company will not experience difficulties that could delay or prevent the successful development, acquisition or marketing of such products or services or that its new or enhanced products and services will adequately meet the requirements of the marketplace and achieve market acceptance. In the past, the Company has experienced delays in the commencement of commercial shipments of new products and enhancements, resulting in delays or losses of product revenues. Such delays or failure in the introduction of new or enhanced products or services, or the failure of such products or services to achieve market acceptance, could have a material adverse effect on the business, results of operations and financial condition of the Company.

     Ability to Manage Growth. The Company has recently experienced significant growth in revenue, operations and personnel as it has made strategic acquisitions, added subscribers to the Harbinger VAN and IVAS and increased the number of licensees of its software products. This growth could continue to place a significant strain on the Company's management and operations, including its sales, marketing, customer support, research and development, finance and administrative operations. Achieving and maintaining profitability during a period of expansion will depend, among other things, on the Company's ability to successfully expand its products, services and markets and to manage its operations and acquisitions effectively. Difficulties in managing growth, including difficulties in obtaining and retaining talented management and product development personnel, especially following an acquisition, could have a material adverse effect on the Company.

     Investment in International Subsidiaries; International Growth and Operations. The Company believes that its continued growth and profitability will require expansion of its international operations through its international subsidiaries, including NTEX Holding, B.V. ("NTEX") and INOVIS GmbH & Co. ("INOVIS") in Germany as well as the international operations of SupplyTech in the United Kingdom, Italy, Australia and Mexico (the "International Subsidiaries"). This expansion will require financial resources and significant management attention, particularly by certain members of the management of the Company. The Company's ability to successfully expand its business internationally will also depend upon its ability to attract and retain both talented and qualified managerial, technical and sales personnel and electronic commerce services customers outside the United States and its ability to continue to effectively manage its domestic operations while focusing on international expansion. Certain of the International Subsidiaries have experienced operating losses in their recent histories and some have experienced significant operating losses in their recent histories. To the extent that the International Subsidiaries are unable to penetrate international markets in a timely and profitable manner, the Company's growth, if any, in international sales will be limited, and the Company could be materially adversely affected. Moreover, the Company's ability to successfully implement its international strategy may require installation and operation of a value-added network and implementation of its IVAS software in other countries, as well as additional improvements to its infrastructure and management information systems, including its international customer support systems. In addition, there can be no assurance that the Company will be able to maintain or increase international market demand for the Company's products or services. See "Integration of Recent Acquisitions" and "Risks of Potential Future Acquisitions."

     International operations are subject to certain inherent risks, including unexpected changes in regulatory requirements and tariffs, longer payment cycles, increased difficulties in collecting accounts receivable and potentially adverse tax consequences. To the extent international sales are denominated in foreign currencies, gains and losses on the conversion to U.S. dollars of revenues, operating expenses, accounts receivable and accounts payable arising from international operations may contribute to fluctuations in the Company's results of operations. The Company has not entered into any hedging or other arrangements for the purpose of guarding against the risk of currency fluctuation. In addition, sales in Europe and certain other parts of the world typically are adversely affected in the third calendar quarter of each year because many customers reduce their business activities in the summer months.

     Dependence on Key Management and Personnel; Ability to Attract and Retain Qualified Personnel. The Company's success is largely dependent upon its executive officers and key sales and technical personnel, the loss of one or more of whom could have a material adverse effect on the Company. The future success of the Company will depend in large part upon its ability to attract and retain talented and qualified personnel. In particular, the Company believes that it will be important for the Company to hire experienced product development and sales personnel. Competition in the recruitment of highly-qualified personnel in the computer software and electronic commerce industries is intense. The inability of the Company to locate and retain such personnel may have a material adverse effect on the Company. No assurance can be given that the Company can retain its key employees or that it can attract qualified personnel in the future. The Company currently carries key-person life insurance policies on the lives of Messrs. Howle and Leach, and expects to purchase such insurance on the lives of Messrs. Davis, Travers and Annis. See "Management."

     Dependence on Alliance Partners. The Company has various agreements with alliance partners for the distribution and marketing of certain software products of the Company. These alliance partners pay the Company royalties representing a percentage of fees generated from the sale of software licensed from the Company. For the years ended December 31, 1995 and 1996, revenues from one of these alliance partners were approximately $1.4 million and $5.7 million, respectively, which equaled the contractual minimum royalty during those years. There is no minimum royalty obligation after 1996, and the Company believes that revenues from this alliance partner will substantially decline in 1997 as compared to 1996. Further, based on recent amendments to the arrangement, the Company believes that the average collection period related to cash flows derived from royalty revenues earned from this alliance partner will lengthen substantially.

     Risks of Product Development. Software products as complex as those offered by the Company may contain undetected errors or failures when first introduced or when new versions are released. If software errors are discovered after introduction, the Company could experience delays or lost revenues during the period required to correct these errors. There can be no assurance that, despite testing by the Company and by current and potential customers, errors will not be found in new products or releases after commencement of commercial shipments, resulting in loss of or delay in market acceptance, additional and unexpected expenses to fund further product development or to add programming personnel to complete a development project, and loss of revenue because of the inability to sell the new product on a timely basis, any one or more of which could have a material adverse effect on the Company. See "Business -- Products and Services."

     Dependence on Data Centers. The network service operations of the Company are dependent upon the ability to protect computer equipment and the information stored in the Company's data centers against damage that may be caused by fire, power loss, telecommunication failures, unauthorized intrusion, computer viruses and disabling devices and other similar events. Notwithstanding precautions the Company has taken, there can be no assurance that a fire or other natural disaster, including national, regional or local telecommunications outages, would not result in a prolonged outage of the Company's network services. In the event of a disaster, and depending on the nature of the disaster, it may take from several hours to several days before the Company's off-site computer system can become operational for all of the Company's customers, and use of the alternative off-site computer would result in substantial additional cost to the Company. In the event that an outage of the Company's network extends for more than several hours, the Company will experience a reduction in revenues by reason of such outage. In the event that such outage extends for one or more days, the Company could potentially lose many of its customers, which may have a material adverse effect on the Company.

     Dependence upon Certain Licenses. The Company relies on certain technology that it licenses from third parties and other products that are integrated with internally developed software and used in the Company's products to perform key functions or to add important features. There can be no assurance that the Company will be successful in negotiating third-party technology licenses on suitable terms or that such licenses will not be terminated in the future. Moreover, any delay or product problems experienced by such third party suppliers could result in delays in introduction of the Company's products and services until equivalent technology, if available, is identified, licensed and integrated, which could have a material adverse effect on the Company's business, operating results and financial condition.

     Limited Protection of Proprietary Technology; Risks of Infringement. The Company relies primarily on a combination of copyright, patent and trademark laws, trade secrets, confidentiality procedures and contractual provisions to protect its proprietary rights. The Company seeks to protect its software, documentation and other written materials principally under trade secret and copyright laws, which afford only limited protection. The Company presently has one patent for an electronic document interchange test facility and a patent application pending for an EDI communication system. Despite the Company's efforts to protect its proprietary rights, unauthorized parties may attempt to copy aspects of the Company's products or to obtain and use information that the Company regards as proprietary. There can be no assurance that the Company's means of protecting its proprietary rights will be adequate or that the Company's competitors will not independently develop similar technology. In distributing many of its products, the Company relies primarily on "shrink wrap" licenses that are not signed by licensees and, therefore, may be unenforceable under the laws of certain jurisdictions. In addition, the Company has licensed it products to users and distributors in other countries, and the laws of some foreign countries do not protect the Company's proprietary rights to as great an extent as the laws of the United States. The Company does not believe that any of its products infringe the proprietary rights of third parties. There can be no assurance, however, that third parties will not claim infringement by the Company with respect to current or future products, and the Company has agreed to indemnify many of its customers against such claims. The Company expects that software product developers will increasingly be subject to infringement claims as the number of products and competitors in electronic commerce grows and the functionality of products in different industry segments overlaps. Any such claims, with or without merit, could be time-consuming, result in costly litigation, cause product shipment delays or require the Company to enter into royalty or licensing agreements and indemnify its customers against resulting liability, if any. Such royalty or licensing agreements, if required, may not be available on terms acceptable to the Company or at all, which could have a material adverse effect on the Company.

     Government Regulatory and Industrial Policy Risks. The Company's network services are transmitted to its customers over dedicated and public telephone lines. These lines are governed by Federal and state regulations establishing the rates, terms and conditions for their use. Changes in the legislative and regulatory environment relating to online services, EDI or the Internet access industry, including regulatory or legislative changes which directly or indirectly affect telecommunication costs, restrict content or increase the likelihood of competition from regional telephone companies or others, could have an adverse effect on the Company's business. The Telecommunications Act of 1996 ("Act") amended the federal telecommunications laws by lifting restrictions on regional telephone companies and others competing with the Company and imposed certain restrictions regarding obscene and indecent content communicated to minors over the Internet or through interactive computer services. The Act set in motion certain events that will lead to the elimination of restrictions on regional telephone companies providing transport between defined geographic boundaries associated with the provision of their own information services. This will enable regional telephone companies to more readily compete with the Company by packaging information service offerings with other services and providing them on a wider geographic scale. While provisions of the Act prohibiting the use of a telecommunications device or interactive computer service to send or display indecent material to minors have been held by the U.S. Supreme Court to be unconstitutional, there can be no assurance that future legislative or regulatory efforts to limit use of the Internet in a manner harmful to the Company will not be successful. The Clinton administration has announced an initiative to establish a framework for global electronic commerce. Also, some countries such as Germany have adopted laws regulating aspects of the Internet, and there are a number of bills currently being considered in the United States at the federal and state levels involving encryption and digital signatures, all of which may impact the Company. The Company cannot predict the impact, if any, that the Act and future court opinions, legislation, regulations or regulatory changes in the United States or other countries may have on its business. Management believes that the Company is in compliance with all material applicable regulations.

     Anti-Takeover Provisions. The Board of Directors has authority to issue up to 20,000,000 shares of preferred stock and to fix the rights, preferences, privileges and restrictions, including voting rights, of the preferred stock without further vote or action by the Company's shareholders. The rights of the holders of Common Stock will be subject to, and may be adversely affected by, the rights of the holders of any preferred stock that may be issued in the future. While the Company has no present intention to issue additional shares of preferred stock, such issuance, while providing desired flexibility in connection with possible acquisitions and other corporate purposes, could have the effect of making it more difficult for a third party to acquire a majority of the outstanding voting stock of the Company. In addition, the Company's Amended and Restated Articles of Incorporation and Bylaws contain provisions that may discourage proposals or bids to acquire the Company. This could limit the price that certain investors might be willing to pay in the future for shares of Common Stock. The Company's Amended and Restated Articles of Incorporation provide for a classified Board of Directors with three-year, staggered terms for its members. The classification of the Board of Directors could have the effect of making it more difficult for a third party to acquire control of the Company.

                                USE OF PROCEEDS

     The net proceeds to the Company from the sale of the 1,800,000 shares of Common Stock offered by it hereby are estimated to be $62.3 million ($71.7 million if the Underwriters' over-allotment option is exercised in full) after deducting estimated underwriting discounts and commissions and offering expenses and assuming a public offering price of $36.625 per share (the last reported sale price of the Common Stock on the Nasdaq National Market on July 15, 1997). The Company will not receive any of the proceeds from the sale of the shares by the Selling Shareholders. The Company intends to use such proceeds for working capital and general corporate purposes, which may include acquisitions and possible facilities expansion. From time to time, the Company evaluates various acquisition candidates. As of the date hereof, the Company has no definitive agreement to acquire any business whose operations are significant to the Company. Pending such use, the Company currently intends to invest the net proceeds of this offering in short term, investment grade debt securities and other marketable securities.

                          PRICE RANGE OF COMMON STOCK

     The Company's Common Stock is listed on the Nasdaq National Market under the symbol "HRBC." The following table sets forth the range of high and low closing sale prices for the Company's Common Stock on the Nasdaq National Market during the periods indicated commencing August 22, 1995, the date of the Company's initial public offering. The prices reported reflect the Company's 3-for-2 stock split paid in the form of a stock dividend on January 31, 1997 to shareholders of record as of January 17, 1997.

                                                              HIGH    LOW
                                                              ----    ---
Year Ended December 31, 1995:
  Quarter Ended:
     September 30, 1995.....................................  $11 5/8  $ 8 5/8
     December 31, 1995......................................   19 5/8    8 1/8
Year Ended December 31, 1996:
  Quarter Ended:
     March 31, 1996.........................................   15 5/8   10 1/8
     June 30, 1996..........................................   18 1/2   10
     September 30, 1996.....................................   18 5/8   13 1/4
     December 31, 1996......................................   19 1/4   16 5/8
Year Ended December 31, 1997:
  Quarter Ended:
     March 31, 1997.........................................   29       17 5/8
     June 30, 1997..........................................   31 1/2   19 1/4
     September 30, 1997 (through July 15, 1997).............   36 5/8   27 1/4

     On July 15, 1997, the closing sale price of the Common Stock on the Nasdaq National Market was $36.625 per share.

                                DIVIDEND POLICY

     The Company has never declared or paid any cash dividends on its Common Stock. The Company currently anticipates that it will retain all future earnings for use in its business and does not anticipate paying cash dividends in the foreseeable future. In addition, the Company's loan agreements contain covenants which restrict the Company's ability to pay cash dividends.

                                 CAPITALIZATION

     The following table sets forth the capitalization of the Company as of March 31, 1997, and the capitalization as adjusted to give effect to the completion of this offering and the receipt by the Company of the estimated net proceeds therefrom, assuming a public offering price of $36.625 per share. See "Use of Proceeds" and "Description of Capital Stock." This table should be read in conjunction with the Company's historical consolidated financial statements and the other information included and incorporated by reference in this Prospectus.

                                                                   MARCH 31, 1997
                                                              -------------------------
                                                              HISTORICAL    AS ADJUSTED
                                                              ----------    -----------
                                                                   (IN THOUSANDS)
Long-term debt, excluding current portion...................   $  1,305      $  1,305
                                                               --------      --------
Redeemable preferred stock:
  Zero Coupon; 4,000,000 shares issued and outstanding......         --            --
Shareholders' equity:
  Preferred stock, 20,000,000 shares authorized, none issued
     or outstanding.........................................         --            --
  Common Stock, $.0001 par value per share; 100,000,000
     shares authorized; 19,007,855 shares issued and
     outstanding; 20,807,855 issued and outstanding, as
     adjusted (1)...........................................          2             2
  Additional paid-in capital................................     55,320       117,599
  Accumulated deficit.......................................    (36,646)      (36,646)
                                                               --------      --------
          Total shareholders' equity........................   $ 18,676      $ 80,955
                                                               --------      --------
            Total capitalization............................   $ 19,981      $ 82,260
                                                               ========      ========

---------------

(1) Excludes approximately 3,373,385 additional shares of Common Stock issuable upon the exercise of outstanding options and warrants, 1,175,823 of which shares are issuable under options and warrants exercisable at July 1, 1997.

                            SELECTED FINANCIAL DATA

     The following selected financial data should be read in conjunction with the consolidated financial statements and notes thereto of the Company and "Management's Discussion and Analysis of Financial Condition and Results of Operations" incorporated by reference in this Prospectus. See "Incorporation of Certain Information by Reference." The consolidated financial data for the three months ended March 31, 1996 and 1997 have been derived from the unaudited consolidated financial statements of the Company, but include all adjustments (consisting only of normal recurring adjustments) which the Company considers necessary for a fair presentation of the results of operations for the periods presented. The results of operations for the three month period ended March 31, 1997 may not be indicative of the operating results that may be expected for the Company's fiscal year ended December 31, 1997.

                                                                                                               THREE MONTHS
                                                                                                                  ENDED
                                                                                                                MARCH 31,
                                                                     YEAR ENDED DECEMBER 31,                   (UNAUDITED)
                                                         ------------------------------------------------   ------------------
                                                          1992      1993      1994      1995       1996      1996       1997
                                                         -------   -------   -------   -------   --------   -------   --------
                                                                         (IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENT OF OPERATIONS DATA:
  Revenues:
    Services...........................................  $ 8,721   $12,502   $17,481   $24,494   $ 37,822   $ 7,497   $ 12,117
    Software...........................................    8,061    10,098    10,412    13,336     21,441     4,007      4,886
                                                         -------   -------   -------   -------   --------   -------   --------
        Total revenues.................................   16,782    22,600    27,893    37,830     59,263    11,504     17,003
                                                         -------   -------   -------   -------   --------   -------   --------
  Direct costs:
    Services...........................................    3,833     5,179     6,321     8,334     13,625     2,419      3,883
    Software...........................................      609       837     1,097     1,951      2,912       675        694
                                                         -------   -------   -------   -------   --------   -------   --------
        Total direct costs.............................    4,442     6,016     7,418    10,285     16,537     3,094      4,527
                                                         -------   -------   -------   -------   --------   -------   --------
  Gross margin.........................................   12,340    16,584    20,475    27,545     42,726     8,410     12,476
                                                         -------   -------   -------   -------   --------   -------   --------
  Operating costs:
    Selling and marketing..............................    5,008     6,802     7,995     9,791     15,057     3,056      3,482
    General and administrative.........................    4,418     5,302     5,884     8,647     12,664     2,752      3,356
    Depreciation and amortization......................      656       841     1,046     1,361      2,966       491        985
    Product development................................    1,893     2,827     3,900     5,927      9,000     1,637      1,743
    Charge for purchased in-process product development
      and acquisition related charges..................       --        --     4,317     1,160      8,775     8,350     16,236
                                                         -------   -------   -------   -------   --------   -------   --------
        Total operating costs..........................   11,975    15,772    23,142    26,886     48,462    16,286     25,802
                                                         -------   -------   -------   -------   --------   -------   --------
  Operating income (loss)..............................      365       812    (2,667)      659     (5,736)   (7,876)   (13,326)
  Reorganization costs.................................      194        --        --        --         --        --         --
  Interest expense (income), net.......................      128         4        27       (68)        (7)      (90)       (64)
  Equity in losses of joint ventures...................       --        41       227     1,266      7,192     1,179         18
                                                         -------   -------   -------   -------   --------   -------   --------
        Income (loss) before income tax expense
          (benefit) and extraordinary item.............       43       767    (2,921)     (539)   (12,921)   (8,965)   (13,280)
  Income tax expense (benefit).........................       65    (2,631)   (1,033)    1,203        146        49         23
                                                         -------   -------   -------   -------   --------   -------   --------
        Income (loss) before extraordinary item........      (22)    3,398    (1,888)   (1,742)   (13,067)   (9,014)   (13,303)
  Extraordinary loss on debt extinguishment............       --        --        --        --         --        --      2,419
                                                         -------   -------   -------   -------   --------   -------   --------
        Net income (loss)..............................      (22)    3,398    (1,888)   (1,742)   (13,067)   (9,014)   (15,722)
  Preferred stock dividends............................     (200)     (327)     (200)     (199)       (28)      (28)        --
                                                         -------   -------   -------   -------   --------   -------   --------
  Net income (loss) applicable to common shareholders..  $  (222)  $ 3,071   $(2,088)  $(1,941)  $(13,095)  $(9,042)  $(15,722)
                                                         =======   =======   =======   =======   ========   =======   ========
  Net income (loss) per share of common stock:
    Income (loss) before extraordinary item applicable
      to common shareholders...........................  $ (0.02)  $  0.25   $ (0.16)  $ (0.13)  $  (0.71)  $ (0.51)  $  (0.70)
    Extraordinary loss on debt extinguishment..........    --        --        --        --         --        --         (0.13)
                                                         -------   -------   -------   -------   --------   -------   --------
  Net income (loss) per share applicable to common
    shareholders.......................................  $ (0.02)  $  0.25   $ (0.16)  $ (0.13)  $  (0.71)  $ (0.51)  $  (0.83)
                                                         =======   =======   =======   =======   ========   =======   ========
  Weighted average common and common equivalent shares
    outstanding........................................   10,867    12,515    12,693    15,007     18,465    17,903     18,930
                                                         =======   =======   =======   =======   ========   =======   ========
Pro forma net loss data(1):
  Pro forma net loss applicable to common
    shareholders.......................................                                $(1,425)  $(13,095)
                                                                                       =======   ========
  Pro forma net loss per common share..................                                $ (0.10)  $  (0.71)
                                                                                       =======   ========
  Weighted average common and common equivalent shares
    outstanding........................................                                 15,007     18,465
                                                                                       =======   ========

SUPPLEMENTAL DATA:
  Adjusted operating income(2).........................  $   365   $   812   $ 1,650   $ 1,819   $  3,039   $   474   $  2,910
                                                         =======   =======   =======   =======   ========   =======   ========
  Adjusted net income (loss) applicable to common
    shareholders(3)....................................  $  (222)  $ 3,071   $   652   $   762   $  1,715   $   274   $  1,803
                                                         =======   =======   =======   =======   ========   =======   ========
  Adjusted net income (loss) per common share(3).......  $ (0.02)  $  0.25   $  0.05   $  0.05   $   0.09   $  0.01   $   0.09
                                                         =======   =======   =======   =======   ========   =======   ========

                                                                              DECEMBER 31,
                                                            ------------------------------------------------    MARCH 31,
                                                             1992      1993      1994      1995       1996        1997
                                                            -------   -------   -------   -------   --------   -----------
                                                                                                               (UNAUDITED)
BALANCE SHEET DATA:
  Working capital (deficit)...............................  $   590   $ 3,964   $ 2,838   $11,564   $  3,190     $(3,140)
  Total assets............................................    9,038    16,923    21,347    46,404     48,793      47,143
  Long-term obligations, redeemable preferred stock, and
    puttable common stock.................................    7,331     5,146     3,016     6,347      1,449       1,305
  Shareholders' equity....................................   (2,973)    5,649     6,734    27,509     24,842      18,676

---------------

(1) The pro forma net loss reflects the income tax expense that would have been reported if SupplyTech, Inc. (an S corporation for income tax reporting purposes) and SupplyTech International, LLC (a limited liability corporation for income tax reporting purposes) had been C corporations during these periods.
(2) Excludes purchased in-process product development and acquisition related charges. See "Acquisition - Related Charges; Loss in 1997 First Quarter and Expected Loss in Year Ended December 31, 1997."
(3) Excludes equity in loss of HNS, expected to recur, of $954,000, $7.0 million, and $1.1 million for 1995, 1996, and the three months ended March 31, 1996, respectively, and $4.3 million, $1.2 million, $8.8 million, $8.4 million and $16.2 million in charges for 1994, 1995, 1996, and the three months ended March 31, 1996, and 1997, respectively, for purchased in-process product development and acquisition related charges. The three months ended March 31, 1997 also excludes the extraordinary loss on debt extinguishment. All amounts are net of related income taxes. See "Acquisition - Related Charges; Loss in 1997 First Quarter and Expected Loss in Year Ended December 31, 1997."

                                    BUSINESS

     The Company is a leading worldwide provider of electronic commerce products and services to businesses and offers comprehensive, customizable, standards-based electronic commerce solutions. Harbinger develops, markets and supports software products and provides computer communications network and consulting services which enable businesses to engage in electronic commerce. These electronic commerce solutions are provided over the Harbinger VAN or the Company's IVAS, or directly over standard telephone lines, the Internet, or private internal computer networks known as Intranets. Harbinger offers software products that operate on multiple computer platforms, secure and reliable computer networks to facilitate the transmission of business information and transactions, and value-added products and services to enable businesses of all sizes to maximize the number and value of their electronic trading relationships. As of March 31, 1997, the Company's customers included leading U.S. and international corporations and government agencies, including Northrop, Compaq Computer, Digital Equipment Corporation, Hewlett-Packard, Westinghouse Electric, Baxter Healthcare, Johnson & Johnson, Amoco, Chevron, Mobil, Pacific Gas & Electric, Southern California Edison, Bank of America and Barnett Banks.

     The Company's products and services facilitate electronic commerce and EDI by businesses and financial institutions by providing the ability to electronically transmit and receive routine business information and documents in a standard format. The Harbinger VAN and IVAS serve as electronic communications links for computer systems by receiving, storing and forwarding electronically transmitted business documents and data for re-transmission in a form that can be received and interpreted by the computer of another commercial business. The method of document exchange is user configurable by trading partner and by document type (such as purchase order, invoice, quote and similar business documents). Both the Harbinger VAN and IVAS provide encryption and other document management and security methods to allow documents to be exchanged securely and reliably. Harbinger facilitates the electronic link to its computer communications network through its electronic commerce software packages for use in a broad range of computing environments, including PC-based solutions for DOS and Windows (3.x, 95 and NT Workstation), and client-server solutions for Windows NT Server, UNIX, IBM AS/400 midrange and IBM MVS mainframe platforms. The Company also provides professional services to assist businesses in the installation and customization, operation and maintenance of their electronic trading relationships.

RECENT DEVELOPMENTS

     In January 1997, the Company consummated the merger with SupplyTech. SupplyTech provides electronic commerce software products and services under the "STX" brand. The acquisition allowed the Company to expand into trading communities in the automotive, retail, aerospace and heavy manufacturing markets. In addition to being one of the largest providers of PC-based EDI translation software in the United States, SupplyTech also has operations in the United Kingdom, Italy, Australia and Mexico. The merger was accounted for as a pooling-of-interests. Management of the Company anticipates that this merger will broaden the Company's markets and customer base, add complementary products and technologies, strengthen its ability to offer electronic commerce software and services to its customers and diversify its revenue base. SupplyTech now operates under the name Harbinger SupplyTech.

     In January 1997, the Company purchased the remaining equity interest in HNS and the Debenture, thereby obtaining direct ownership of products designed to facilitate electronic commerce over the Internet. These products include IVAS, TrustedLink Guardian, a security and encryption document management program, Harbinger Express, designed to permit EDI over the World Wide Web using a browser, and TrustedLink INP, a web site development tool. HNS was capitalized by the Company in 1995 to develop EDI products and services for the Internet, and prior to 1997 operated as a joint venture with BellSouth in which the Company held a 66.1% fully-diluted equity interest.

ELECTRONIC COMMERCE AND EDI

     Electronic commerce involves the automation of business transactions through the use of telecommunications and computers to exchange and electronically process commercial information and transactional documents. Electronic commerce typically involves the use of a third-party or private value-added computer network to perform EDI, electronic funds transfer, electronic forms, and bulletin board and electronic catalog services. EDI is a cornerstone of electronic commerce and has historically been the source of the majority of the Company's revenue. The advantages of EDI include one-time data entry, reduced clerical workload and the elimination of paper records, rapid, accurate and secure exchange of business data, and reduced operating and inventory carrying costs. EDI facilitates uniform communications with different trading partners in different industries, including customers, suppliers, common carriers, and banks or other financial institutions.

     EDI Transaction Flow. In a typical EDI transaction, a trading partner (the "sending partner") first creates with its computer, either manually or electronically, the business data used for the completion of a particular set of documents, described by EDI standards as a transaction set. Transaction sets include requests for quotes, quotes, purchase orders, invoices, shipping notices, and other related documents and messages. Second, a translation software program on the sending partner's computer converts the document or transaction set into a standard EDI format. The most frequently used such formats are ANSI X.12 in the United States and EDIFACT in the rest of the world. Third, this information is electronically transmitted through telecommunications links from the sending partner's computer to a central computer system that serves as a value-added network shared by many trading partners. Value-added networks receive documents for subsequent delivery to the intended trading partner (the "receiving partner"), and connect many types of computer hardware and communications devices, convert multiple transaction sets from one industry standard to another, and maintain security by reducing the possibility of one trading partner obtaining unauthorized access to another computer.

     Trading Communities. Groups of companies that regularly trade with each other generate significant repetitive business transactions. These existing trading communities are natural prospects for implementation of EDI. The expansion of EDI has been possible through the establishment of repetitive transactions using the two major standards noted above. In addition, there are now subsets of these standards used in specific industries such as automotive, banking, chemical, financial, grocery, healthcare, petroleum, retail and utilities. The adoption of EDI as an accepted means of transmitting business documents and data has also occurred, in part, because many trade organizations or groups and many large companies within a trading community increasingly recommend or require their member organizations or trading partners to adopt and use EDI as the primary method of communicating business documents.

     Hubs and Spokes. Large companies within a trading community often are described as "hubs" and their trading partners as "spokes." A hub company and its trading partners communicate through electronic networks. These can be third party networks and, for a few larger businesses, private networks owned and operated by the hub company. Hub companies often initially justify EDI programs with direct cost savings to reduce the administrative handling costs and to eliminate data entry errors of the documents that they send and receive from trading partners. Advanced EDI implementations by a hub company may be more strategic in nature, being utilized as enabling technologies for business processes such as supply chain management and just-in-time manufacturing, and efficient consumer response and vendor managed inventory in retailing. For these reasons, a hub company often adopts as a stated business objective that all of its trading partners use EDI as the principal means of communicating business documents. Spoke companies, in turn, often expand the electronic commerce community by also requesting or requiring their other trading partners to communicate through EDI. This expanding number of trading partners adopting EDI results in the establishment of distinct trading communities comprising potential software customers and network subscribers for EDI services.

     According to International Data Corporation, the worldwide market for electronic commerce was an estimated $1.5 billion in revenues in 1995 and is estimated to increase to almost $4.0 billion by 2000, an average annual growth rate of approximately 21%. Furthermore, it is estimated by The EDI Group, Ltd. that of the 3 million U.S. companies with five or more employees, approximately 120,000 have elected to date to make use of EDI. Although many of these current users of EDI are members of defined trading communities, the Company believes that the majority of the members of these trading communities use electronic commerce solutions to communicate with a very small percentage of their trading partners. Acceptance of electronic commerce and expansion within trading communities will depend on various factors, such as the extent of automation in the industry, the degree to which hub companies require electronic trading from their trading partners, the level of computer sophistication of businesses in the trading community, the frequency of transactions among trading partners in the community and the economic benefits derived from the trading community by implementing electronic trading which historically have accrued principally to the larger members of the community. To date, EDI has minimal penetration in small companies because (i) current EDI solutions have not provided significant added value, and (ii) EDI is not pervasive among the average small company's trading partners.

THE HARBINGER SOLUTION

     The Harbinger solution to addressing electronic commerce is based on the following five components which are designed to build trading partner relationships and generate recurring revenue. The Company believes these components differentiate it from its competitors in the market.

     - Comprehensive Product Offering. The Company offers a range of electronic commerce software solutions for trading communities, including a suite of fully scaleable EDI translation software, EDI modules for supply chain management, its VAN and IVAS solutions, electronic catalogs, and web site creation and management software for small businesses.

     - Mass Deployment Services. The Company provides mass deployment services to trading community leaders to permit them to plan, manage and deploy EDI and electronic commerce solutions to their trading partners through the use of trading partner conferences and direct marketing services.

     - Trading Relationship Management Services. The Company provides a range of trading relationship management services, including installation assistance, trading partner certification and rules, and services such as customization, training and consulting.

     - Vertical Market Expertise. The Company has developed vertical market expertise in selected industries such as aerospace, automotive, electronics, financial services, food and beverage, government, healthcare, heavy manufacturing, petroleum/chemicals, retail and utilities.

     - Flexible, Secure Value Added Architecture. The Company has developed a combined network architecture utilizing the VAN and the IVAS which permits secure and reliable network and secure Internet communications to facilitate the transmission of business information and transactions.

PRODUCTS AND SERVICES

     The Company offers a comprehensive range of electronic commerce products and services for entire trading communities. These Company offerings are divided into three categories, providing electronic commerce solutions for large companies, solutions designed for small and mid-sized companies, and services for entire trading communities engaged in electronic commerce. The following chart summarizes the functions and platforms of the Company's principal electronic commerce software products and includes a description of the services available to software customers and network subscribers:

                                                                                               COMPUTER
        PRODUCT NAME                                 FUNCTION                                  PLATFORM
----------------------------  -------------------------------------------------------  ------------------------
SOLUTIONS FOR LARGE BUSINESSES
  TrustedLink Enterprise      EDI translation communications, document management,      UNIX, Windows NT, IBM
                              plus import/export of data from software applications        MVS, IBM AS/400
  STX                         EDI translation communications, document management,       IBM MVS, IBM AS/400,
                              plus import/export of data from software applications            DOS/VSE
  TrustedLink Guardian        Data encryption and communications software for            Windows 95/NT, UNIX
                              transmitting EDI documents over the Internet
  Internet Value Added        Intermediation, archival, standards compliance and           Unix/Windows NT
  Server (IVAS)               trusted third party services via the Internet
  EDI*Benchmark and           EDI translation software                                     IBM MVS, DOS/VSE
  EDI*Central

SOLUTIONS FOR SMALL AND MID-SIZE BUSINESSES
  TrustedLink Commerce        EDI translation communications, document management and   DOS, Windows, Windows
                              forms creation, plus import/export of data from                   95/NT
                              software applications
  STX                         EDI translation communications, document management and        DOS, Windows
                              forms creation, plus import/export of data from
                              software applications
  Harbinger Express           Software allowing users with only a web browser to send   Web browser on Windows
                              and receive EDI documents
  STSECURITY                  Software for encrypting EDI documents for transmission           Windows
                              over the Internet
  TrustedLink Banker          Small business cash management, electronic funds               DOS, Windows
                              transfer, wire transfers, direct deposits and debits
  TrustedLink Distributor     EDI communications, document management and forms                Windows
  for Petroleum               creation for petroleum manufacturers and distributors
  Third Party Ticket System   Translation of EDI documents to facilitate ownership             Windows
                              tracking for petroleum companies
  ESRS                        Solution for complying with retail vendor shipping             DOS, Windows
                              requirements
  STBAR                       Bar code labeling software                                     DOS, Windows
  Pronto                      Software for profiling government suppliers to submit          DOS, Windows
                              response to bids
  TrustedLink INP             Software permitting rapid development of a World Wide            Windows
                              Web site for promoting and selling products and
                              services via the Internet

             SERVICES                                       DESCRIPTION
----------------------------------  ------------------------------------------------------------
Value-Added Network Services        Fault tolerant, store and forward, retrieval services,
                                    protocol conversion, electronic mail box
Internet Value-Added Server (IVAS)  Intermediation, archival, standards compliance monitoring,
Services                            and trusted third party services via the Internet
Harbinger Net Access                Internet access
EDI to Fax Services                 Translation of EDI documents to fax format
Trading Partner Certification       Information seminars, support materials, testing and
                                    confirmation of EDI communications with trading partners
Trading Partner Implementation      Creation of trading partner packs for users to exchange
Service                             documents with other trading partners
Consulting and Programming          Development of computer programs needed to integrate EDI
Services                            with customers other software applications
Electronic Catalogs                 Comprehensive electronic catalog solutions for supply chain management and maintenance, repair and operating initiatives
Customer Support                    Telephone hotline, support documentation, network
                                    transmission support, electronic software updates
Bid Filtering and Profiling         Service which matches government bids with product suppliers
  Service
FAX-2-EDI                           Service which converts Faxes to EDI format for submitting to government agencies

  Solutions for Large Businesses

     TrustedLink Enterprise for High-End Computing Platforms. The TrustedLink Enterprise product permits fast receipt and transmission of EDI documents and supports a comprehensive range of EDI standards across all major computing platforms. The Company offers this product for MVS mainframe, UNIX and Windows NT Server. The product facilitates the creation and control of business documents, such as order forms and invoices, in complex client/server computing environments, and provides data linking and messaging functions which act as a gateway to update a trading partner's accounting system. The product also offers mapping, translation, communication and trading partner management tools and utilize standard EDI formats.

     TrustedLink Guardian. TrustedLink Guardian is an open, standards-based solution for enabling secure EDI over the Internet. TrustedLink Guardian is available for both UNIX and Windows systems. It consists of messaging, security, authentication and management modules which automatically integrate with the Company's existing EDI translators.

     Internet Value-Added Server (IVAS). Similar to the Harbinger VAN, the Company's IVAS offers many of the same value-added services over the Internet. The IVAS provides intermediation, archiving, standards compliance monitoring and third-party services via the Internet. In conjunction with the Company's VAN, the IVAS permits participants in a trading community to select the desired communications transport mechanism for individual documents of a typical EDI transaction. IVAS is also offered as a product for license by end users. IVAS/P is tailored to enable public operators to offer electronic commerce services in their local market, while IVAS/E is intended for large enterprises directly operating a server platform to link members of the enterprise's trading community typically through a private intranet.

     Mass Deployment Services. Harbinger offers mass deployment services to trade organizations or hub companies within selected industries to establish and promote the growth of trading communities. Initially, the Company develops marketing and technical competence within an industry by learning the trading customs and practices of their trading partners. The Company then defines the software and computer system requirements for the promotion of electronic commerce in the trading community. These definitions are used to develop standard and customized software products to meet the needs of trading partners within their own markets. These products are complemented by an array of services to facilitate the adoption and implementation of EDI and other electronic commerce services throughout that industry.

     Web Application Services. Harbinger offers an array of electronic commerce products and services for the World Wide Web. This includes the design and creation of customized web sites and the hosting of these sites. The hosting service is designed for large companies that desire high levels of security, reliability, and customer support. Other services included are domain name registration, usage statistics, web registration with Internet directories and Common Gateway Interface development.

  Solutions for Small and Mid-Size Businesses

     TrustedLink Commerce. The TrustedLink Commerce product family is designed for small to mid-sized companies which are new to electronic commerce. The products perform the critical tasks to create, format and electronically transmit and receive business documents and data between trading partners. The products convert a customer's documents and data into EDI format, translate the document to a standard form for use with the designated trading partner, transmit the information to the Harbinger networks, the Internet, or other third party networks and convert EDI documents and data received from their trading partners into a format that may be interpreted by the user's personal computer. Additionally, TrustedLink Guardian, which provides encryption and decryption for secure transmission over the Internet, can be used with TrustedLink Commerce for Windows 95, NT Workstation and TrustedLink Enterprise for UNIX, enabling a variety of communication options.

     STX Translation Software. These EDI translation software programs for DOS and Windows allow companies to exchange business documents electronically. The products are network independent with a large number of predefined network connections available. They provide for automatic operation of EDI functions without operator intervention, including scheduling to send and/or receive EDI transactions, translating application files to an EDI format or translating EDI files to an application-file format, and printing or deleting transactions. Products in the STX family include STFORMS which enables the user to customize the format of EDI documents, STBAR which allows the entry of data via bar code scanning and STSECURITY which allows users to perform secure EDI over the Internet. Additionally, STMAP mapping integration software allows users to download EDI data seamlessly from an application already integrated with STX and to move data electronically between business programs and EDI applications.

     Harbinger Express. Harbinger Express allows small and mid-size businesses to perform EDI and electronic commerce using a web browser. The product is designed for companies that conduct low EDI transaction volumes and have limited requirements for integrating with other software applications. Harbinger Express translates EDI documents into an HTML form which can be accessed by the trading partner via the Internet. Harbinger Express users can also initiate EDI documents simply by filling out a browser-based HTML form at the Harbinger Express Website. The product converts the resulting document into EDI format and transmits it to the receiving trading partner over the Harbinger networks or the Internet.

     TrustedLink INP. TrustedLink INP allows a user to establish an instant presence on the Internet through the creation of a web site for the business user. Users create their web site by entering information in an interview format. The user can then preview their site using the included Netscape Navigator software and publish the site on Harbinger's IVAS web hosting service. TrustedLink INP includes an electronic catalog and purchase order system for conducting commerce over the Internet.

     TrustedLink Banker. TrustedLink Banker allows a user to access its bank records through the Harbinger networks and translates documents and data through industry standard formats including NACHA, BAI and Fedwire. Businesses use TrustedLink Banker to access balance and transaction histories for various financial accounts, perform electronic funds transfers between financial accounts (within a single bank or among banks), register stop payments, write checks, reconcile accounts, send and receive messages to and from financial institutions, perform budgeting and cash flow analysis, and schedule activities by means of an electronic calendar. The product is also used to perform direct deposits into payroll accounts, fund tax payments and direct debit transactions and perform funds transfers. Banks and financial institutions access the Harbinger network to exchange information, electronic mail and messages with their trading partners.

     Trading Partner Packs and STX Forms Overlays. Harbinger develops custom software templates, known as Trading Partner Packs and STX Forms Overlays, to conform with guidelines and parameters identified by the major purchasers and suppliers within various trading communities. For example, Harbinger can customize its software to utilize only a specified subset of the ANSI X.12 or EDIFACT standard that the major trading partners have defined for the trading relationship. In this way, each trading partner is assured that only the data elements that the trading partners expect are sent and received. The Company distributes these customized products to help hub companies expand the acceptance of EDI among trading partners. Harbinger maintains an extensive library of Trading Partner Packs and STX Forms Overlays.

  Services for Entire Trading Communities

     Value-Added Network Services. Harbinger operates its VAN and IVAS as value-added networks that provide the central point for document and data receipt, translation and transmission and serve as a communication link between the members of a trading community. With more than 38,000 revenue generating customers, Harbinger believes that its VAN is one of the largest EDI networks in the United States as measured by the number of billable subscribers. Harbinger offers trading partners a wide range of network services including batch communication of purchase orders, invoices, shipping confirmations, e-mail between trading partners and electronic catalogs. The Company believes that its value-added network offers several advantages to trading partners, including protocol conversion, transmission speed conversion, flexibility in mail pick-up and drop-off times, and security and reliability. The Company provides network services pursuant to subscriber agreements which can be terminated by either party without cause at any time with 30 days written notice. Customers are required to pay for services in accordance with the then applicable service fees, which include set-up fees, monthly mailbox fees and transaction fees. No minimum revenue commitment or annual fee is required.

     Consulting and Programming Services. Harbinger technical consultants work with trading communities to create the functional specifications to develop computer programs necessary to integrate EDI with other software applications. This process, known as "mapping," requires the identification of internal data file and record formats along with the creation of functional specifications to integrate EDI with trading partner applications. Harbinger also provides software programming services to trading communities to create the application interface programs necessary to translate data into and out of EDI standards.

     Trading Partner Implementation and Certification. Harbinger offers several programs to assist its hub customers in maximizing the use of EDI and electronic commerce among its trading partners. These programs communicate the advantages of EDI and electronic commerce to potential trading partners of a major hub, regardless of size, and include information seminars, support materials and the trading partner certification program. This program assists trading partners in installing, testing and confirming EDI capabilities with hub companies using the Harbinger networks.

     Customer Training. Harbinger offers training classes for various stages of EDI implementation by trading partners. These classes provide instruction on the use of the Company software products operating either alone or together with other application software. The classes explain the basics of EDI and its integration with other application software and provide basic information for creating application interface programs to connect trading partners.

     Electronic Catalogs. Harbinger offers its customers electronic catalog technology, which allows purchasers to significantly streamline their purchasing processes. This technology provides purchasers with online vendor catalogs in real-time, offering up-to-date pricing, accurate descriptions, lead time and other critical information, thereby saving companies the expense of maintaining or otherwise accessing vendor information. Electronic catalog technology has been applied in both supply chain management initiatives for production goods and services, and maintenance, repair and operating supplies for non-production goods and services. Harbinger provides its solution in the form of an easy-to-use, web-based application which allows users to search and source data from electronic vendor catalogs and from their own internal inventory.

     Customer Support Services. Harbinger provides extensive customer service and support to trading partners on the use and operation of its software products and the business processes associated with electronic commerce. The Company's support of EDI communication standards enables its customer support personnel to perform file transfers to analyze problems on a customer's computer system and to transmit software or EDI standard updates to a customer where necessary.

SALES AND MARKETING

     The Company's principal marketing strategy focuses on establishing electronic trading communities and expanding the number of trading partners using the Harbinger networks and software products. The Company seeks to target trading communities composed of electronic trading partners in common industries or markets conducting recurring business transactions. To achieve this objective, the Company has developed a three-tiered sales and marketing program. First, the Company identifies potential hub companies that either seek to formulate an electronic commerce program, or that have made the decision to implement an electronic commerce program. The Company representatives meet with the hub company and discuss the procedure for establishing electronic commerce relationships with trading partners. Second, the Company contacts the hub company's trading partners through seminars and by telemarketing, informing these parties of the electronic commerce requirements of the hub company and implementation procedures. The Company schedules and conducts half-day information seminars with potential trading partners of a major hub company highlighting the benefits of electronic commerce, explaining the hub organization's electronic commerce initiative, and demonstrating the Company's products and services. Representatives of the hub company generally attend these seminars to present their electronic commerce recommendations and requirements. Third, Harbinger uses telemarketing, direct mail and advertising activities that are targeted at potential customers who are not trading partners of a specific hub. The Company's marketing and sales activities are centered around the implementation of electronic commerce within these trading communities through hub and spoke programs, particularly within selected vertical markets.

     Harbinger also markets and sells its products through distributors in the United States and numerous international markets. Through the Marketing Partners Program, the Company has established alliances with application software developers, systems integrators and value-added resellers of computer products. The Company's objective is to integrate Harbinger's products with those of its Marketing Partners and to promote distribution of Harbinger software along with products and services sold by its Marketing Partners. The Company markets and distributes its TrustedLink Banker products and related services through commercial banks and holding companies and bank processors, and directly to the customers of certain banks and financial service organizations. The Company's markets TrustedLink INP through a private-label distribution agreement with Peachtree Software as well as through its World Wide Web site, from where customers can download an evaluation version of the software.

     As of March 31, 1997, the Company employed approximately 185 sales and marketing personnel who concentrate their efforts in direct sales of the Company's software products and services. The Company is in the process of training and educating these new sales personnel on the range of its products and services and obtaining from them an understanding of the new markets made available through the acquisitions. Management believes that the addition of these sales persons will allow the Company to expand many of its product and service offerings into additional trading communities. The Company's compensation strategies are designed to reward sales personnel based upon sales to new customers and the sale of additional products and services to existing customers. In addition to the Company's internal sales and marketing personnel, the Company markets its products through several licensees, distributors and co-marketers.

                                   MANAGEMENT

EXECUTIVE OFFICERS AND DIRECTORS

     The executive officers and directors of the Company and their ages as of July 1, 1997, are as follows:

NAME                           AGE                        POSITION
----                           ---                        --------
C. Tycho Howle...............  48    Chairman of the Board of Directors
David T. Leach...............  46    Chief Executive Officer and Director
James C. Davis...............  45    President and Chief Operating Officer and Director
James M. Travers.............  46    President, Harbinger Enterprise Solutions
Theodore C. Annis............  54    President, Harbinger SupplyTech
David A. Meeker..............  54    Senior Vice President, Sales
A. Gail Jackson..............  48    Senior Vice President, Harbinger SupplyTech
Joel G. Katz.................  33    Chief Financial Officer and Secretary
William D. Savoy(2)..........  32    Director
William B. King(2)...........  52    Director
Stuart L. Bell(1)(2).........  44    Director
Benn R. Konsynski(1).........  46    Director
Klaus Neugebauer(1)..........  59    Director
Ad Nederlof..................  51    Director

---------------

(1) Member of the Audit Committee.
(2) Member of the Compensation Committee.

     Mr. Howle has served as Chairman of the Board of Directors of the Company and its predecessors since 1983. Mr. Howle also served as the Chief Executive Officer until March 1997. From 1981 to 1983, Mr. Howle was a consultant with McKinsey & Company, Inc., a management consulting firm. From 1979 to 1981, Mr. Howle was a Product Line Manager with the Hewlett-Packard Company. From 1973 to 1977, Mr. Howle was a project manager with Booz, Allen & Hamilton's Applied Research Unit.

     Mr. Leach has served as Chief Executive Officer of the Company since March 1997 and a Director of the Company since February 1994. From February 1994 until March 1997, Mr. Leach served as President and Chief Operating Officer of the Company, and from June 1992 until February 1994, Mr. Leach was Group Executive Vice President, Sales and Operations of the Company. Mr. Leach served as Senior Vice President of Harbinger Computer Services, Inc. ("HCS") from 1988 until 1990 and was President of HCS from 1990 until its reorganization into Harbinger Corporation in 1992. Prior to joining HCS, Mr. Leach was a consultant with McKinsey & Company, Inc., a management consulting firm.

     Mr. Davis has served as Director of the Company since April 1997 and as President and Chief Operating Officer of Harbinger since March 1997. From January 1995 until March 1997, Mr. Davis served as President of Harbinger Group Operations. Mr. Davis served as President of the Company from January 1989 until December 1993, when Mr. Davis resigned as an officer and director of the Company. Mr. Davis was Vice President and Senior Vice President of HCS from May 1984 until December 1988.

     Mr. Travers has served as President of Harbinger Enterprise Solutions since January 1995. In this capacity, Mr. Travers manages the business operations acquired in the TI Acquisition. From 1978 through 1994, Mr. Travers served in various managerial positions with TI, including the position as Director of Business Development for TI's Worldwide Applications Software Business and General Manager of TI's EDI business unit from June 1992 through December of 1994.

     Mr. Annis has served as President of Harbinger SupplyTech since January 1997. Mr. Annis served as Chief Executive Officer and Treasurer of SupplyTech, Inc. from its inception in 1984 until its merger with the Company in January 1997.

     Mr. Meeker has served as Senior Vice President, North American Sales since January 1997. From January 1995 until January 1997, Mr. Meeker served as Vice President, Sales of the Company and from September 1992 through December 1994, Mr. Meeker served as Vice President, Sales for National Data Corp., a credit card processing company. From January 1992 through August 1992, Mr. Meeker served as Vice President, Sales and Marketing for Software Alternatives, a computer software and systems vendor. From January 1990 to January 1992, Mr. Meeker served as Manager, U.S. Channel Operations for IBM.

     Ms. Jackson has served as Senior Vice President of Harbinger SupplyTech since March 1997 and as Vice President from January 1997 until March 1997. Ms. Jackson served as President of SupplyTech, Inc. from its inception in 1984 until its merger with the Company in January 1997.

     Mr. Katz has served as Chief Financial Officer since January 1997 and Secretary since February 1994. He served as Vice President, Finance from January 1995 until January 1997 and as Senior Director of Finance from February 1994 to January 1995. Mr. Katz joined Harbinger in 1990 as Controller and became Director of Finance in December 1991. From 1985 to 1990, Mr. Katz was a certified public accountant in the audit division of Arthur Andersen LLP.

     Mr. Savoy has been a director of the Company since May 1993. Under the Company's policy statement regarding term limits for non-employee directors, Mr. Savoy will be eligible to serve as a director through the date of the Company's Annual Meeting to be held in 2001. Mr. Savoy has served as President of Vulcan Northwest, Inc. since 1988. Mr. Savoy is also a director of Telescan, Inc., C/Net, Inc., U.S. Satellite Broadcasting Co., Inc. and Ticketmaster Corporation.

     Mr. King has been a director of the Company since January 1993. Under the Company's policy statement regarding term limits for non-employee directors, Mr. King will be eligible to serve as a director through the Company's Annual Meeting to be held in 2001. Mr. King has served as Chairman of Private Business, Inc., a banking software provider, since 1991. From 1986 until February 1995, Mr. King served as Chairman of FISI-Madison Financial Corporation, Chairman of CUC Europe, and served on the Board of Directors of CUC International.

     Mr. Bell has been a director of the Company since April 1995. Under the Company's policy statement regarding term limits for non-employee directors, Mr. Bell will be eligible to serve as a director through the date of the Company's Annual Meeting to be held in 2003. Mr. Bell served as Executive Vice President and Chief Financial Officer of CUC International from 1983 to January 1995, and has served as Assistant to the Chief Executive Officer of CUC International since February 1995. Mr. Bell is also a director of International Telephone Data Services and Alarmguard Holdings, Inc.

     Dr. Konsynski has been a director of the Company since December 1996. Under the Company's policy statement regarding term limits for non-employee directors, Dr. Konsynski will be eligible to serve as a director through the date of the Company's Annual Meeting to be held in 2004. Since 1993, Dr. Konsynski has been the George S. Craft Professor of Business Administration at the Goizueta Business School at Emory University. From 1987 to 1993, Dr. Konsynski was on the faculty at Harvard Business School. Prior to the dissolution of HNS, Dr. Konsynski was a member of the Board of Managers of HNS. Dr. Konsynski also serves as a director of Tessco Technologies, Inc.

     Dr. Neugebauer has served as a Director of the Company since April 1997. Under the Company's policy statement regarding term limits for non-employee directors, Dr. Neugebauer will be eligible to serve as a director through the date of the Company's Annual Meeting to be held in 2005. Dr. Neugebauer was a co-founder of Softlab GmbH, an international software development company which was sold to BMW AG in 1991. Dr. Neugebauer is a member of a number of German industrial boards and acts as a strategic information technology advisor to the State of Bavaria and the German Federal Government, and since 1991, has been a partner in NSE Inc., an investment firm that specializes in the software industry.

     Mr. Nederlof has served as a Director of the Company since April 1997. Under the Company's policy statement regarding term limits for non-employee directors, Mr. Nederlof will be eligible to serve as a director through the date of the Company's Annual Meeting to be held in 2005. Mr. Nederlof currently serves as an independent software consultant. Mr. Nederlof served as Vice President of Oracle Northern Europe from 1994 to 1996, with responsibility for all Northern European subsidiaries. From 1991 to 1994, he served as a Managing Director of Oracle Nederland BV, Oracle's Dutch subsidiary.

                       PRINCIPAL AND SELLING SHAREHOLDERS


     The following table sets forth certain information regarding beneficial ownership of the Company's Common Stock as of July 24, 1997, the number of shares being offered and the beneficial ownership of the Company's Common Stock upon consummation of the offering with respect to the following: (i) each shareholder known by the Company to be the beneficial owner of more than five percent of the Company's Common Stock, (ii) the Selling Shareholders, (iii) each director, (iv) each executive officer, and (iv) all directors and executive officers as a group.



                                            SHARES BENEFICIALLY               SHARES BENEFICIALLY
                                              OWNED PRIOR TO                      OWNED AFTER
                                                OFFERING(1)       NUMBER OF       OFFERING(1)
                                            -------------------    SHARES     -------------------
NAME OF BENEFICIAL OWNER                     NUMBER     PERCENT    OFFERED     NUMBER     PERCENT
------------------------                    ---------   -------   ---------   ---------   -------
C. Tycho Howle(2).........................  1,206,117     6.2%       --       1,206,117     5.7%
David T. Leach(3).........................    482,104     2.5%       --         482,104     2.3%
James C. Davis(4).........................    308,333     1.6%       --         308,333     1.5%
Joel G. Katz(5)...........................     44,498     *          --          44,498     *
William B. King(6)........................     58,566     *          --          58,566     *
Stuart L. Bell(7).........................     37,125     *          --          37,125     *
William D. Savoy(8).......................  2,457,736    12.7%      500,000   1,957,736     9.2%
Benn R. Konsynski(9)......................     11,926     *          --          11,926     *
David A. Meeker(10).......................      9,700     *          --           9,700     *
James M. Travers(11)......................      8,400     *          --           8,400     *
Theodore C. Annis.........................    520,776     2.7%       --         520,776     2.5%
A. Gail Jackson(12).......................    908,552     4.7%       --         908,552     4.3%
Klaus Neugebauer(13)......................      3,000     *          --           3,000     *
Ad Nederlof(14)...........................     28,000     *          --          28,000     *
                                            ---------             ---------   ---------
All executive officers and directors as a
  group (14 persons)(15)..................  6,084,833    30.6%      500,000   5,584,833    25.8%
AXA Equity & Law Assurance Society
  Plc(16).................................  1,240,401     6.4%      300,000     940,401     4.5%
Orbis Pension Trustees Limited(17)........    882,369     4.6%      300,000     582,369     2.8%
Vulcan Ventures, Inc./Paul G. Allen(18)...  2,402,236    12.4%      500,000   1,902,236     9.0%
Warburg, Pincus Counsellors, LLC(19)......  1,276,350     6.6%       --       1,276,350     6.0%
          Total Shares Offered by Selling
            Shareholders..................                        1,100,000


---------------

   * Less than 1% of the outstanding Common Stock.
 (1) Information with respect to "beneficial ownership" shown in the table above is based on information supplied by the directors, executive officers of the Company and filings made with the Commission or furnished to the Company by other shareholders.
 (2) Includes 838,910 shares held of record by Mr. Howle, 53,600 shares held of record by Mr. Howle's wife, an aggregate of 14,391 shares held by Mr. Howle's children, 173,400 shares held in a family limited partnership for the benefit of Mr. Howle, his wife and children, 75,000 shares held by a charitable remainder unitrust for the benefit of Mr. Howle, his wife and certain designated charities, 13,316 shares held in a charitable foundation created by Mr. Howle, and 37,500 shares subject to options exercisable within 60 days. Mr. Howle disclaims beneficial ownership of all such shares, other than the shares held of record by Mr. Howle or for his benefit. Mr. Howle's address is 1055 Lenox Park Boulevard, Atlanta, Georgia 30319.
 (3) Includes 276,792 shares held jointly by Mr. Leach and his wife, and 205,312 shares subject to options exercisable within 60 days.

 (4) Includes 224,896 shares held jointly by Mr. Davis and his wife, and 83,437 shares subject to options exercisable within 60 days.
 (5) Includes 40,000 shares subject to options exercisable within 60 days.
 (6) Includes 39,000 shares subject to options exercisable within 60 days.
 (7) Includes 14,625 shares subject to options exercisable within 60 days.
 (8) Includes 34,875 shares subject to options exercisable within 60 days. Also includes 2,345,986 shares (1,845,986 shares after this offering) and 56,250 shares subject to warrants exercisable within 60 days beneficially owned by Vulcan Ventures, Inc. and Paul G. Allen, as to which Mr. Savoy disclaims beneficial ownership. All 500,000 shares offered are being offered by Vulcan Ventures, Inc. and Paul G. Allen. Mr. Savoy's address is 110 110th Avenue, N.E., Suite 550, Bellevue, Washington 98004.
 (9) Includes 8,626 shares subject to options exercisable within 60 days.
(10) Includes 8,950 shares subject to options exercisable within 60 days.
(11) Includes 8,400 shares subject to options exercisable within 60 days.

(12) Includes 214,148 shares held jointly By Ms. Jackson and her husband. Ms. Jackson's address is 1000 Campus Drive, Ann Arbor, Michigan 48104.

(13) Includes 3,000 shares subject to options exercisable within 60 days.
(14) Includes 28,000 shares subject to options exercisable within 60 days.
(15) Includes 567,975 shares subject to options and warrants exercisable within 60 days.
(16) Includes 1,218,651 shares (918,651 shares after this offering) and 3,000 shares subject to options and 18,750 shares subject to warrants exercisable within 60 days. AXA Equity & Law Assurance Society Plc's address is 20 Lincoln's Inn Field, London, England WC2A 3E5.
(17) Orbis Pension Trustees Limited's address is 1 Connaught Place, London, England W2 2DY.
(18) Includes 2,345,986 shares (1,845,986 shares after this offering) and 56,250 shares subject to warrants exercisable within 60 days beneficially owned by Paul G. Allen. Excludes 34,875 shares held beneficially by Mr. Savoy, as to which Mr. Allen disclaims beneficial ownership. The address of Vulcan Ventures, Inc. and Paul G. Allen is 110 110th Avenue, N.E., Suite 550, Bellevue, Washington 98004.
(19) According to a Schedule 13G filed by Warburg, Pincus Counselors, Inc. ("Warburg, Pincus") dated January 9, 1997, Warburg, Pincus, a registered investment advisor beneficially owns 1,276,350 shares of Common Stock. According to the Schedule 13G, Warburg, Pincus has sole voting power to 868,050 shares, shared voting power as to 197,850 shares and sole dispositive power as to 1,272,300 shares. Warburg, Pincus's address is 466 Lexington Avenue, New York, New York 10017.

                          DESCRIPTION OF CAPITAL STOCK

     The authorized capital stock of the Company consists of 100,000,000 shares of Common Stock, par value $.0001 per share, and 20,000,000 shares of Preferred Stock. The following summary is qualified in its entirety by reference to the Company's Amended and Restated Articles of Incorporation (the "Articles"), and by the provisions of applicable law.

COMMON STOCK

     As of July 1, 1997, there were 19,292,886 shares of Common Stock outstanding, held of record by approximately 180 shareholders. Holders of Common Stock are entitled to one vote for each share held on all matters submitted to a vote of shareholders and do not have cumulative voting rights. Accordingly, holders of a majority of the shares of Common Stock entitled to vote in any election of directors may elect all of the directors standing for election. Holders of Common Stock are entitled to receive ratably such dividends, if any, as may be declared by the Board of Directors out of funds legally available therefor, subject to any preferential dividend rights of outstanding preferred stock. Upon the liquidation, dissolution or winding up of the Company, the holders of Common Stock are entitled to receive ratably the net assets of the Company available after the payment of all debts and other liabilities and subject to the prior rights of any outstanding preferred stockholders of Common Stock, as such, have no preemptive, subscription, redemption or conversion rights. The outstanding shares of Common Stock are, and the shares offered by the Company in this offering will be, when issued and paid for, fully paid and nonassessable. The rights, preferences and privileges of holders of Common Stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of preferred stock which the Company may designate and issue from time to time in the future.

PREFERRED STOCK

     The Board of Directors is authorized, subject to certain limitations prescribed by law, without further shareholder approval, to issue from time to time up to an aggregate of 20,000,000 shares of preferred stock in one or more series and to fix or alter the designations, preferences, rights and any qualifications, limitations or restrictions on the shares of each such series thereof, including the dividend rights, dividend rates, conversion rights, voting rights, terms of redemption (including sinking fund provisions), redemption price or prices, liquidation preferences and the number of shares constituting any series or designations of such series. The issuance of preferred stock may have the effect of delaying, deferring or preventing a change of control of the Company. The only outstanding shares of preferred stock are 4,000,000 shares of Zero Coupon Preferred Stock issued to an alliance partner of the Company subject to performance vesting criteria. See Note 3 of the Notes to Consolidated Financial Statements incorporated by reference in this Prospectus. There are no other designated series of preferred stock.

CERTAIN CHARTER AND BYLAW PROVISIONS

     Shareholders' rights and related matters are governed by the Georgia Business Corporation Code and the Company's Articles and its Amended and Restated Bylaws (the "Bylaws"). Certain provisions of the Articles and Bylaws, which are summarized below, could, either alone or in combination with each other, have the effect of preventing a change in control of the Company or making changes in management more difficult.

     Corporate Takeover Provisions. The Company's Bylaws made applicable to the Company provisions authorized by the Georgia Business Corporation Code relating to business combinations with interested shareholders ("Corporate Takeover Provisions"). The Corporate Takeover Provisions are designed to encourage any person, before acquiring 10% of the Company's voting shares, to seek approval of the Board of Directors for the terms of any contemplated business combination. The Corporate Takeover Provisions will prevent for five years certain business combinations with an

"interested shareholder" (as defined in the Corporate Takeover Provisions) unless (i) prior to the time such shareholder became an interested shareholder the Board of Directors approved either the business combination or the transaction that resulted in the shareholder becoming an interested shareholder,
(ii) in the transaction that resulted in the shareholder becoming an interested shareholder, the interested shareholder became the beneficial owner of at least 90% of the outstanding voting shares of the Company excluding, however, shares owned by the Company's officers, directors, affiliates, subsidiaries and certain employee stock plans or (iii) subsequent to becoming an interested shareholder, such shareholder acquired additional shares resulting in the interested shareholder becoming the owner of at least 90% of the Company's outstanding voting shares and the business combination is approved by the holders of majority of the Company's voting shares, excluding from said vote the stock owned by the interested shareholder or by the Company's officers, directors, affiliates, subsidiaries and certain employee stock plans.

     Shareholders of the Company who became interested shareholders prior to the time of the adoption of the Corporate Takeover Provisions are not subject to such provisions.

     The Board of Directors is divided into three classes, as nearly equal in size as possible, with staggered three-year terms. One class is elected each year. The classification of the Board of Directors could have the effect of making it more difficult for a third party to acquire control of the Company.

     Constituency Considerations. The Company's Articles provide for the right of the Board of Directors to consider the interests of various constituencies, including employees, customers, suppliers and creditors of the Company, as well as the communities in which the Company is located, in addition to the interest of the Company and its shareholders, in discharging their duties in determining what is in the Company's best interests.

     Limitation of Directors' Liability. The Company's Articles eliminate, subject to certain exceptions, the personal liability of directors to the Company or its shareholders for monetary damages for breaches of such directors' duty of care or other duties as a director. The Articles do not provide for the elimination of or any limitation on the personal liability of a director for (i) any appropriation, in violation of the director's duties, of any business opportunity of the Company, (ii) acts or omissions that involve intentional misconduct or a knowing violation of law, (iii) unlawful corporate distributions or (iv) any transaction from which the director received an improper benefit. In addition, the Company's Bylaws provide broad indemnification rights to directors and officers so long as the director or officer acted in a manner believed in good faith to be in or not opposed to the best interest of the Company, and with respect to criminal proceedings, if the director has no reasonable cause to believe his or her conduct was unlawful. These provisions of the Articles and Bylaws will limit the remedies available to a shareholder who is dissatisfied with a Board decision protected by these provisions.

     The Articles provide that the affirmative vote of holders of at least 75% of shares of Common Stock entitled to vote generally in the election of directors, voting as a single voting group, is required to alter or amend the provisions of the Articles providing for a staggered board of directors, or to alter or amend the following provisions of the Bylaws: indemnification of officers and directors, the vote required to amend the Bylaws, fair price provisions, business combinations with interested shareholders, special meetings of shareholders, the number of the Company's directors, removal of directors, and who may fill vacancies within the board of directors.

TRANSFER AGENT AND REGISTRAR

     The transfer agent and registrar for the Common Stock is First Union National Bank, Charlotte, North Carolina.

                                  UNDERWRITING

     Subject to the terms and conditions of the Underwriting Agreement, the Underwriters named below (the "Underwriters") through their Representatives, Alex. Brown & Sons Incorporated, The Robinson-Humphrey Company, Inc., Robertson, Stephens & Company LLC and Interstate/Johnson Lane Corporation, have severally agreed to purchase from the Company and the Selling Shareholders the following respective numbers of shares of Common Stock at the initial public offering price less the underwriting discounts and commission set forth on the cover page of this Prospectus:

                                                              NUMBER OF
                        UNDERWRITER                            SHARES
                        -----------                           ---------
Alex. Brown & Sons Incorporated.............................
The Robinson-Humphrey Company, Inc..........................
Robertson, Stephens & Company LLC...........................
Interstate/Johnson Lane Corporation.........................
                                                              ---------
Total.......................................................  2,900,000
                                                              =========

     The Underwriting Agreement provides that the obligations of the Underwriters are subject to certain conditions precedent and that the Underwriters will purchase all shares of the Common Stock offered hereby if any of such shares are purchased.

     The Company and Selling Shareholders have been advised by the Underwriters that the Underwriters propose to offer the shares of Common Stock to the public at the public offering price set forth on the cover page of this Prospectus, and to certain dealers at such price less a concession not in excess of $
per share. The Underwriters may allow, and such dealers may reallow, a
concession not in excess of $          share to certain other dealers. After the
public offering, the offering price and other selling terms may be changed by the Representatives of the Underwriters.

     The Company and the Selling Shareholders have granted to the Underwriters an option, exercisable not later than 30 days after the date of this Prospectus, to purchase up to 435,000 additional shares of Common Stock at the public offering price less the underwriting discounts and commissions set forth on the cover page of this Prospectus. To the extent that the Underwriters exercise such option, each of the Underwriters will have a firm commitment to purchase approximately the same percentage thereof that the number of shares of Common Stock to be purchased by it shown in the above table bears to 2,900,000, and the Company and the Selling Shareholders will be obligated, pursuant to the option, to sell such shares to the Underwriters. The Underwriters may exercise such option only to cover over-allotments made in connection with the sale of the Common Stock offered hereby. If purchased, the Underwriters will offer such additional shares on the same terms as those on which the 2,900,000 shares are being offered.

     In connection with the offering, certain Underwriters may engage in passive market making transactions in the Common Stock on the Nasdaq National Market immediately prior to the commencement of sales in the offering in accordance with Rule 103 of Regulation M. Passive market making consists of displaying bids on the Nasdaq National Market limited by the bid prices of independent market makers and making purchases limited by such prices and effected in response to order flow. Net purchases by a passive market maker on each day are limited to a specified percentage of the passive market maker's average daily trading volume in the Common Stock during a specified period and must be discontinued when such limit is reached. Passive market making may stabilize the market price of the Common Stock at a level above that which might otherwise prevail and, if commenced, may be discontinued at any time.

     Subject to applicable limitations, the Underwriters, in connection with the offering, may place bids for or make purchases of the Common Stock in the open market or otherwise, for long or short account, or cover short positions incurred, to stabilize, maintain or otherwise prevail in the open market. There can be no assurance that the price of the Common Stock will be stabilized, or that stabilizing, if commenced, will not be discontinued at any time. Subject to applicable limitations, the Underwriters may also place bids or make purchases on behalf of the underwriting syndicate to reduce a short position created in connection with the offering. The Underwriters are not required to engage in these activities and may end these activities at any time.

     The Company and the Selling Shareholders have agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act.


     The Selling Shareholders, directors, executive officers of the Company, and certain of their respective family members, who will hold in the aggregate 6,517,878 shares of Common Stock, and options and warrants that are exercisable within 60 days of July 1, 1997 to purchase an aggregate of 589,725 shares of Common Stock of the Company after the offering, have agreed not to offer, sell or otherwise dispose of 6,925,234 of such shares of Common Stock for a period of 90 days after the date of this Prospectus, without the prior written consent of the Representatives of the Underwriters. The Company has agreed not to offer, sell or otherwise dispose of any shares of Common Stock for a period of 90 days from the date of this Prospectus without the prior consent of the Representatives of the Underwriters, except that the Company may issue shares of Common Stock under its current stock option plans and stock purchase plan.


                                 LEGAL MATTERS

     The validity of the Common Stock offered hereby and the issuance thereof will be passed upon for the Company by Morris, Manning & Martin, L.L.P., Atlanta, Georgia. Certain legal matters will be passed upon for the Underwriters by Piper & Marbury L.L.P., Baltimore, Maryland.

                       CERTAIN FORWARD LOOKING STATEMENTS

     This Prospectus (including the documents incorporated herein by reference) contains or may contain certain forward-looking statements and information that are based on beliefs of, and information currently available to, the Company's management as well as estimates and assumptions made by the Company's management. When used in this Prospectus, words such as "anticipate," "believe," "estimate," "expect," "future," "intend," "plan" and similar expressions as they relate to the Company or the Company's management, identify forward-looking statements. Such statements reflect the current views of the Company with respect to future events and are subject to certain risks, uncertainties and assumptions relating to the Company's operations and results of operations, competitive factors and pricing pressures, shifts in market demand, the performance and needs of the industries served by the Company, the costs of product development and other risks and uncertainties, including the risk and uncertainties identified in risk factors. Should one or more of these risks or uncertainties materialize, or should the underlying assumptions prove incorrect, actual results or outcomes may vary significantly from those anticipated, believed, estimated, expected, intended or planned.

                                    EXPERTS

     The consolidated financial statements and financial statement schedule of the Company as of December 31, 1996 and 1995, and for each of the years in the two-year period ended December 31, 1996, have been incorporated by reference herein and in the registration statement from the Company's Current Report on Form 8-K filed on July 1, 1997 in reliance upon the report of KPMG Peat Marwick LLP, independent certified public accountants, incorporated by reference herein and in the registration statement and upon the authority of said firm as experts in accounting and auditing. The report of KPMG Peat Marwick LLP expressed reliance on the report of other auditors as it relates to the amounts included for SupplyTech, Inc. and SupplyTech International, LLC for 1995.

     The financial statements of Harbinger NET Services, LLC as of December 31, 1996 and 1995 and for the periods ended December 31, 1996 and 1995 have been incorporated by reference herein and in the registration statement from the Company's Current Report on Form 8-K/A Amendment No. 1 filed on March 14, 1997 in reliance upon the report of KPMG Peat Marwick LLP, independent certified public accountants, incorporated by reference herein and in the registration statement and upon the authority of said firm or experts in accounting and auditing.

     The combined financial statements of SupplyTech, Inc. and SupplyTech International, LLC as of December 31, 1996 and for the year then ended have been incorporated by reference herein and in the registration statement from the Company's Current Report on Form 8-K/A Amendment No. 1 filed on March 18, 1997 in reliance upon the report of KPMG Peat Marwick LLP, independent certified public accountants, incorporated by reference herein and in the registration statement and upon the authority of said firm as experts in accounting and auditing.

     The financial statements and schedule of the Company for the year ended December 31, 1994, which have been incorporated by reference herein and in the registration statement from the Company's Current Report on Form 8-K filed on July 1, 1997 have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their report with respect thereto, and are incorporated by reference herein and in the registration statement in reliance upon the authority of said firm as experts in accounting and auditing in giving said reports.

     The combined financial statements of SupplyTech, Inc. and SupplyTech International, LLC as of December 31, 1995 and for each of the years in the two-year period ended December 31, 1995 have been incorporated by reference herein and in the registration statement from the Company's Current Report on Form 8-K/A Amendment No. 1 filed on March 18, 1997 in reliance upon the report of Ciulla, Smith & Dale, LLP, independent certified public accountants, incorporated by reference herein and in the registration statement and upon the authority of said firm as experts in accounting and auditing.

     The consolidated financial statements of NTEX Holding, B.V. as of December 31, 1995 and for the year then ended, have been incorporated by reference herein and in the registration statement from the Company's Current Report on Form 8-K/A Amendment No. 1 filed on June 17, 1996 in reliance upon the report of Moret Ernst & Young Accountants, independent certified public accountants, incorporated by reference herein and in the registration statement and upon the authority of said firm as experts in accounting and auditing.

     The financial statements of INOVIS GmbH & Co. computergestuzte Informationssysteme as of December 31, 1995, and for the year then ended have been incorporated by reference herein and in the registration statement from the Company's Current Report of Form 8-K/A Amendment No. 1 filed on July 1, 1996 in reliance upon the report of KPMG Deutsche TreuhandGesellschaft AG, independent certified public accountants, incorporated by reference herein and in the registration statement and upon the authority of said firm as experts in accounting and auditing.

     The consolidated financial statements of Harbinger N.V. and subsidiaries as of December 31, 1995, 1994, and 1993, and for the two years ended December 31, 1995, and 1994, and the one month ended December 31, 1993, have been incorporated by reference herein and in the registration statement from the Company's Current Report on Form 8-K/A Amendment No. 1 filed on July 2, 1996 in reliance upon the report of KPMG Accountants N.V., independent certified public accountants, incorporated by reference herein and in the registration statement and upon the authority of said firm as experts in accounting and auditing.

     The statement of operations of EDI (formerly a business unit of Texas Instruments, Incorporated) for the year ended December 31, 1994, incorporated by reference in this Prospectus and registration statement, has been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon included in the Company's registration statement (Form S-1, No. 33-93804). Such financial statements have been incorporated herein by reference in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

                             AVAILABLE INFORMATION

     This Prospectus constitutes a part of a Registration Statement which the Company has filed with the Commission under the Securities Act of 1933, as amended, with respect to the Shares of Common Stock. This Prospectus omits certain of the information contained in the Registration Statement, and reference is hereby made to the Registration Statement and related exhibits thereto for further information with respect to the Company and the securities offered hereby. Such additional information can be obtained from the Commission's office in Washington, D.C. Any statements contained herein concerning the provisions of any documents are not necessarily complete, and, in each instance, reference is made to the copy of such document filed as an exhibit to the Registration Statement or otherwise filed with the Commission. Each such statement is qualified in its entirety by such reference.

     The Company is subject to the informational requirements of the Securities Exchange Act of 1934 and files reports and other information with the Securities and Exchange Commission (the "Commission") in accordance therewith. Such reports, proxy statements, and other information filed by the Company are available for inspection and copying at the public reference facilities of the Commission at Room 1024, 450 Fifth Street, N.W., Judiciary Plaza, Washington, D.C. 20549, and at the Commission's Regional Offices located at Room 1028, Jacob
K. Javits Federal Building, 26 Federal Plaza, New York, New York 10278 and Room 3190, Kluczynski Federal Building, 230 South Dearborn Street, Chicago, Illinois 60604. Copies of such material may be obtained by mail from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Judiciary Plaza, Washington, D.C. 20549, at prescribed rates. The Commission maintains a World Wide Web site on the Internet that contains reports, proxy and information statements and other information regarding registrants which file electronically with the Commission at http://www.sec.gov. The Company's common stock is listed on the Nasdaq Stock Market. In addition to the addresses listed above, reports, proxy statements, and other information concerning the Company can be inspected at the offices of the Nasdaq Stock Market.

               INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

     The following documents filed by the Company with the Commission are incorporated by reference in this Prospectus: (i) the Company's Annual Report on Form 10-K for the year ended December 31, 1996; (ii) the Company's Proxy Statement dated April 2, 1997; (iii) the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 1997; (iv) the description of the Common Stock of the Company which is contained in the Company's Form 8-A/A Amendment No. 1 dated August 21, 1995, as incorporated by reference therein from the Company's Pre-Effective Amendment No. 4 to its Registration Statement on Form S-1 dated August 18, 1995; (v) the statement of operations of EDI (formerly a business unit of Texas Instruments, Incorporated) for the year ended December 31, 1994, included in the Company's Registration Statement (File No. 33-93804) on Form S-1; (vi) the Company's Current Report on Form 8-K dated April 4, 1996, and filed on April 18, 1996, as amended by its Current Report on Form 8-K/A Amendment No. 1 filed June 17, 1996; (vii) the Company's Current Report on Form 8-K dated April 19, 1996, and filed on May 2, 1996, as amended by its Current Report on Form 8-K/A Amendment No. 1 filed July 1, 1996; (viii) the Company's Current Report on Form 8-K dated April 20, 1996, and filed on May 3, 1996, as amended by its Current Report on Form 8-K/A Amendment No. 1 filed July 2, 1996;
(ix) the Company's Current Report on Form 8-K dated January 1, 1997, and filed on January 15, 1997, as amended by its Current Report on Form 8-K/A Amendment No. 1 filed March 14, 1997; (x) the Company's Current Report on Form 8-K dated January 3, 1997, and filed on January 16, 1997, as amended by its Current Report on Form 8-K/A Amendment No. 1 filed March 18, 1997; (xi) the Company's Current Report on Form 8-K dated April 28, 1997, and filed on April 28, 1997; and (xii) the Company's Current Report on Form 8-K dated July 1, 1997, and filed on July 1, 1997.

     All documents filed by the Company pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this Prospectus and prior to the termination of the offering of the Shares offered hereby shall be deemed to be incorporated by reference into this Prospectus and to be a part hereof. The Company hereby undertakes to provide without charge to each person to whom this Prospectus has been delivered, upon the written or oral request of any such person, a copy of any and all of the foregoing documents incorporated herein by reference (other than exhibits to such documents which are not specifically incorporated by reference into the information that this Prospectus incorporates). Written or telephone requests should be directed to Investor Relations Department, Harbinger Corporation, 1055 Lenox Park Boulevard, Atlanta, Georgia 30319, telephone number (404) 467-3000.

======================================================

     NO PERSON HAS BEEN AUTHORIZED IN CONNECTION WITH THE OFFERING MADE HEREBY TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS NOT CONTAINED IN THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN SO AUTHORIZED BY THE COMPANY, ANY SELLING SHAREHOLDER OR ANY UNDERWRITER. THIS PROSPECTUS DOES NOT CONSTITUTE ANY OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY OF THE SECURITIES OFFERED HEREBY TO ANY PERSON OR BY ANYONE IN ANY JURISDICTION IN WHICH IT IS UNLAWFUL TO MAKE ANY SUCH OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THE INFORMATION HEREIN IS CORRECT AS OF ANY DATE SUBSEQUENT TO THE DATE HEREOF.

                               ------------------

                               TABLE OF CONTENTS

                                        PAGE
                                        ----
Risk Factors..........................    6
Use of Proceeds.......................   13
Price Range of Common Stock...........   13
Dividend Policy.......................   13
Capitalization........................   14
Selected Financial Data...............   15
Business..............................   17
Management............................   25
Principal and Selling Shareholders....   27
Description of Capital Stock..........   29
Underwriting..........................   31
Legal Matters.........................   32
Certain Forward Looking Statements....   32
Experts...............................   32
Available Information.................   34
Incorporation of Certain Information
  by Reference........................   34

                               ------------------

======================================================

======================================================
                                2,900,000 SHARES
                                (LOGO) HARBINGER
                                  COMMON STOCK
                              -------------------
                                   PROSPECTUS
                              -------------------
                               ALEX. BROWN & SONS
                                 INCORPORATED
                             THE ROBINSON-HUMPHREY
                                 COMPANY, INC.
                             ROBERTSON, STEPHENS &
                                    COMPANY
                            INTERSTATE/JOHNSON LANE
                                  CORPORATION

                                 July   , 1997
======================================================

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS



ITEM 14.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

         None of the expenses relating to the registration of Shares will be borne by the Selling Shareholders. The expenses of registration are estimated to be as follows:


       Securities and Exchange Commission registration fee..............................   $28,994.29
       National Association of Securities Dealers, Inc. filing fee......................    10,368.00
       Nasdaq National Market additional listing fee....................................    17,500.00
       Accountants' fees and expenses...................................................    65,000.00
       Legal fees and expenses..........................................................   130,000.00
       Printing expenses................................................................    50,000.00
       Miscellaneous....................................................................    48,137.71
                                                                                          -----------
                   Total Expenses.......................................................  $350,000.00


ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

         The Georgia Business Corporation Code permits a corporation to eliminate or limit the personal liability of a director to the corporation or its shareholders for monetary damages for breach of duty of care of other duty as a director, provided that no provision shall eliminate or limit the liability of a director: (A) for an appropriation, in violation of his duties, of any business opportunity of the corporation; (B) for acts or omissions which involve intentional misconduct or a knowing violation of law; (C) for unlawful corporate distributions; or (D) for any transaction from which the director received an improper personal benefit. This provision pertains only to breaches of duty by directors in their capacity as directors (and not in any other corporate capacity, such as officers) and limits liability only for breaches of fiduciary duties under Georgia corporate law (and not for violation of other laws, such as the federal securities laws). The Company's Amended and Restated Articles of Incorporation (the "Restated Articles") exonerate the Company's directors from monetary liability to the extent permitted by this statutory provision.

         The Company's Restated Articles and Amended and Restated Bylaws (the "Restated Bylaws") also provide that the Company shall indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (including any action by or in the right of the Company), by reason of the fact that such person is or was a director or officer of the Company, or is or was serving at the request of the Company as a director or officer of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including reasonable attorneys' fees), judgments, fines, and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding, if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the Company (and with respect to any criminal action or proceeding, if such person had no reasonable cause to believe such person's conduct was unlawful), to the maximum extent permitted by, and in the manner provided by, the Georgia Business Corporation Code.

         Notwithstanding any provisions of the Company's Restated Articles and Bylaws to the contrary, the Georgia Business Corporation Code provides that the Company shall not indemnify a director or officer for any liability incurred in a proceeding in which the director is adjudged liable to the Company or is subjected to injunctive relief in favor of the Company: (1) for any appropriation, in violation of his duties, of any business opportunity of the Company; (2) for acts or omissions which involve intentional misconduct or a knowing violation of law; (3) for unlawful corporate distributions; or (4) for any transaction from which the director or officer received an improper personal benefit.

The officers and directors of the Company are entitled to indemnification by the Selling Shareholders against any cause of action, loss, claim, damage or liability to the extent it arises out of or is based upon the failure of the Selling Shareholders (or his donees, legatees, or pledgees) and each underwriter to comply with the Prospectus delivery requirements under the federal securities laws or any applicable state securities laws or upon any untrue statement or alleged untrue statement or omission or alleged omission made in this Registration Statement and the Prospectus contained herein, as the same shall be amended or supplemented, made in reliance upon or in conformity with written information furnished to the Company by such Selling Shareholder or such underwriter.

ITEM 16.    LIST OF EXHIBITS.

     The following exhibits are filed as part of, or are incorporated by reference into, this report on Form S-3:



        EXHIBIT
        NUMBER                                             DESCRIPTION
   --------------   ----------------------------------------------------------------------------------------

          1.1       Form of Underwriting Agreement

          2.1 Share Purchase Agreement effective as of March 31, 1996 among F.J. Nederlof B.V., H.W.I. Bol, Arthur Nederlof B.V.
                    (the "NTEX Shareholders") and the Company (incorporated by reference to Exhibit 2(a) filed with the Company's Current
                    Report on Form 8-K dated April 18, 1996).

          2.2 Share Purchase Agreement effective as of March 31, 1996 among Jakob Karszt, Helmut Grimm, Hans Rauh, Nikolai Preis,
                    Ulrich Rehn, Eugen Volbers, Jurgen M. Diet, Wolffried Stucky and Jorg Blum (the "INOVIS Shareholders") and the Company
                    (incorporated by reference to Exhibit 2(a) filed with the Company's Current Report on Form 8-K dated May 2, 1996).

          2.3 Debenture Purchase Agreement effective as of January 1, 1997 between BellSouth Telecommunications, Inc. and the Company
                    (incorporated by reference to Exhibit 2.1 filed with the Company's Current Report on Form 8-K dated January 15,
                    1997).

          2.4       Merger Agreement dated January 3, 1997 among SupplyTech,
                    Inc., Harbinger Acquisition Corporation II and the Company
                    (incorporated by reference to Exhibit 2.1 filed with the Company's Current Report on Form 8-K dated January 16,
                    1997).

          2.5 Agreement and Plan of Reorganization between and among Vulcan Ventures, Inc., AXA Equity & Law Life Assurance
                    Society, Ltd. (the "HNV Shareholders"), Harbinger N.V. and the Company effective as of March 29, 1996 (incorporated by reference to Exhibit 2(a) filed with the Company's Current
                    Report on Form 8-K dated May 3, 1996).

          3.1       Amended and Restated Articles of Incorporation of the
                    Company (incorporated by reference to Exhibit 3.1 to the Company's Registration Statement on Form S-1 (File 33-93804) declared effective on August 22, 1995).

          3.2 Amended and Restated Bylaws of the Company (incorporated by reference to Exhibit 3.2 to the Company's Annual Report on Form 10-K for the year ended December 31, 1996).

          4.1       Provisions of the Amended and Restated Articles of
                    Incorporation and Amended and Restated Bylaws of the Company defining rights of the holders of the Common Stock
                    (incorporated by reference to Exhibits 3.1 through 3.4 to the Company's Registration Statement on Form S-1 (File No.
                    33-93804) declared effective on August 22, 1995).




        EXHIBIT
        NUMBER                                DESCRIPTION
   ---------------  -------------------------------------------------------------------------

          4.2       Specimen Stock Certificate (incorporated by reference to
                    Exhibit 4.3 to the Company's Registration Statement on Form
                    S-1 (File 33-93804)).

          4.3       Form of Registration Rights Agreement effective March 31,
                    1996 between the Company and each of the NTEX Shareholders
                    (incorporated by reference to Exhibit 2(a) filed with the Company's Current Report on Form 8-K dated April 18, 1996).

          4.4       Form of Registration Rights Agreement effective March 29,
                    1996 between each of the Harbinger N.V. Shareholders and the Company (incorporated by reference to Exhibit 2(a) filed with the Company's Current Report on Form 8-K dated May 3,
                    1996).

          4.5 Form of Warrant issued to former Harbinger N.V. Shareholders on July 18, 1996 (incorporated by reference to Exhibit 4.5 to the Company's Annual Report on Form 10-K for the year ended December 31, 1996).

          4.6 Registration Rights Agreement among the former shareholders of SupplyTech, Inc. and the Company effective January 3,
                    1997 (incorporated by reference to Exhibit 4.1 filed with the Company's Current Report on Form 8-K dated January 16,
                    1997).

          4.7 Form of Warrant issued to former INOVIS Shareholders on April 19, 1996 (incorporated by reference to Exhibit 2(a) filed with the Company's Current Report on Form 8-K dated
                    July 1, 1996).

          4.8       Form of Registration Rights Agreement effective March 31,
                    1996 between each of the former INOVIS Shareholders and the Company (incorporated by reference to Exhibit 2(a) filed with the Company's Current Report on Form 8-K dated July 1,
                    1996).

          5.1** Form of opinion of Morris, Manning & Martin, L.L.P. as to the legality of the securities being registered.

          10.1 Promissory Note for $10,000,000 payable by the Company to NationsBank of Georgia, N.A. dated April 16, 1997
                    (incorporated by reference to Exhibit 10.1 filed to the Company's Registration Statement on Form S-3 (File No.
                    333-30501) declared effective on July 3, 1997).

          10.2      Loan Agreement between the Company and NationsBank of
                    Georgia, N.A. dated as of August 15, 1994, with First
                    Amendment dated as of May 2, 1995 (incorporated by reference to Exhibit 10.13 filed to the Company's Registration
                    Statement on Form S-1 (File 33-93804) declared effective on
                    August 22, 1995).




        EXHIBIT
        NUMBER                                DESCRIPTION
   ---------------  ----------------------------------------------------------------------------------------

          10.3      Second Amendment to Loan Agreement between the Company and
                    NationsBank, National Association (South) dated April 16,
                    1997 (incorporated by reference to Exhibit 10.3 filed to the Company's Registration Statement on Form S-3 (File No.
                    333-30501) declared effective on July 3, 1997).

          10.4      Employment Agreement between the Company and Mr. James M.
                    Travers effective as of February 1, 1995 with letter from the Company to Mr. Travers dated December 27, 1994
                    (incorporated by reference to Exhibit 10.14 filed to the Company's Registration Statement on Form S-1 (File 33-93804) declared effective on August 22, 1995).

          10.5**    Employment Agreement between the Company and Mr. James C.
                    Davis effective as of July 1, 1997.

          10.6      Assignment of Invention and Patents Thereon (Patent
                    5,367,664) by Texas Instruments, Incorporated ("TI") to the
                    Company dated January 12, 1995 as recorded with United
                    States Patent and Trademark Office on March 13, 1995
                    (incorporated by reference to Exhibit 10.16 filed to the Company's Registration Statement on Form S-1 (File 33-93804) declared effective on August 22, 1995).

          10.7 U.S. Patent 5,367,664 issued November 22, 1994 (incorporated by reference to Exhibit 10.17 filed to the Company's
                    Registration Statement on Form S-1 (File 33-93804) declared effective on August 22, 1995).

          10.8      Assignment of Invention and Patents Thereon (Application
                    07/502,955) by TI to the Company dated January 12, 1995 as recorded with United States Patent and Trademark Office on
                    March 13, 1995 (incorporated by reference to Exhibit 10.18 filed to the Company's Registration Statement on Form S-1
                    (File 33-93804) declared effective on August 22, 1995).

          10.9 Asset Purchase Agreement between the Company and TI dated as of December 31, 1994 (incorporated by reference to Exhibit
                    10.19 filed to the Company's Registration Statement on Form
                    S-1 (File 33-93804) declared effective on August 22, 1995).

          10.10     Employment Agreement between the Company and Mr. David A.
                    Meeker effective as of December 21, 1994 (incorporated by reference to Exhibit 10.21 filed to the Company's
                    Registration Statement on Form S-1 (File 33-93804) declared effective on August 22, 1995).

          10.11 401(k) Profit Sharing Plan amended and restated effective as of September 1, 1994; original effective date October 1,
                    1991 (incorporated by reference to Exhibit 10.24 filed to the Company's Registration Statement on Form S-1 (File
                    33-93804) declared effective on August 22, 1995).

          10.12     Employment Agreement between the Company and Mr. C. Tycho
                    Howle effective as of March 4, 1997 (incorporated by reference to Exhibit 10.11 to the Company's Annual Report on Form 10-K for the year ended December 31, 1996).


        EXHIBIT
        NUMBER                                DESCRIPTION
   --------------   -----------------------------------------------------------------------------------------
          10.13**   First Amendment to Employment Agreement between the Company and Mr. C. Tycho Howle effective as of July 1, 1997.

          10.14     Employment Agreement between the Company and Mr. Joel G.
                    Katz effective as of March 7, 1994 (incorporated by reference to Exhibit 10.26 filed to the Company's
                    Registration Statement on Form S-1 (File 33-93804) declared effective on August 22, 1995).

          10.15**   Employment Agreement between the Company and Mr. David T.
                    Leach effective as of July 1, 1997.

          10.16 License and Service Agreement between the Company and Bank of America National Trust and Savings Association dated as of February 18, 1994 (incorporated by reference to Exhibit
                    10.29 filed to the Company's Registration Statement on Form
                    S-1 (File 33-93804) declared effective on August 22, 1995).

          10.17     Amended and Restated 1993 Stock Option Plan for Nonemployee
                    Directors effective as of August 11, 1993 (incorporated by reference to Exhibit 10.33 filed to the Company's
                    Registration Statement on Form S-1 (File 33-93804) declared effective on August 22, 1995).

          10.18     Third Amendment to Amended and Restated 1993 Stock Option
                    Plan for Nonemployee Directors (incorporated by reference to Exhibit 10.17 to the Company's Annual Report on Form 10-K for the year ended December 31, 1996).

          10.19     Co-Marketing Agreement between the Company and Sprint
                    Communications Company Limited Partnership of Delaware made as of August 9, 1993 (incorporated by reference to Exhibit
                    10.34 filed to the Company's Registration Statement on Form
                    S-1 (File 33-93804) declared effective on August 22, 1995).

          10.20     Lease between the Company and Lenox Park Development 1 L.P.
                    for office located at 1055 Lenox Park Boulevard, Atlanta,
                    Georgia dated July 16, 1992 with First Amendment dated July
                    22, 1993 and Second Amendment dated December 27, 1993
                    (incorporated by reference to Exhibit 10.38 filed to the Company's Registration Statement on Form S-1 (File 33-93804) declared effective on August 22, 1995).

          10.21     Amended and Restated 1989 Stock Option Plan effective as of
                    April 15, 1992 (incorporated by reference to Exhibit 10.39 filed to the Company's Registration Statement on Form S-1
                    (File 33-93804) declared effective on August 22, 1995).

          10.22+    Harbinger Business Financial Management System License
                    Agreement between the Company as assignee of Harbinger
                    Computer Services, Inc. and Barnett Banks, Inc. dated
                    November 18, 1991 with amendment dated May 21, 1992
                    (incorporated by reference to Exhibit 10.40 filed to the Company's Registration Statement on Form S-1 (File 33-93804) declared effective on August 22, 1995).



        EXHIBIT
        NUMBER                                DESCRIPTION
   --------------   ----------------------------------------------------------------------------------------
          10.23     Software License and Distribution Agreement between the
                    Company and Sprint International Communications Corporation
                    ("Sprint") effective July 27, 1990 with First Amendment
                    effective as of May 24, 1993 (incorporated by reference to
                    Exhibit 10.41 filed to the Company's Registration Statement on Form S-1 (File 33-93804) declared effective on August 22,
                    1995).

          10.24     Reseller Agreement (now known as Service Management
                    Agreement) between the Company and Sprint effective July 27,
                    1990 with First Amendment effective as of May 1, 1991,
                    Second Amendment effective as of May 1, 1992, and Third
                    Amendment dated July 1, 1994 (incorporated by reference to
                    Exhibit 10.42 filed to the Company's Registration Statement on Form S-1 (File 33-93804) declared effective on August 22,
                    1995).

          10.25     Form of Indemnification Agreement between the Company and
                    Directors (incorporated by reference to Exhibit 10.43 filed to the Company's Registration Statement on Form S-1 (File
                    33-93804) declared effective on August 22, 1995).

          10.26 Harbinger Corporation 1996 Stock Option Plan (incorporated by reference to Exhibit 10.48 to the Company's Annual Report on Form 10-K for the year ended December 31, 1995).

          10.27     First Amendment to Harbinger Corporation 1996 Stock Option
                    Plan. (incorporated by reference to Exhibit 10.26 to the Company's Annual Report on Form 10-K for the year ended
                    December 31, 1996).

          10.28     Amended and Restated Harbinger Corporation Employee Stock
                    Purchase Plan (incorporated by reference to Exhibit 10.49 to the Company's Annual Report on Form 10-K for the year ended
                    December 31, 1995).

          10.29     First Amendment to Harbinger Corporation Employee Stock
                    Purchase Plan. (incorporated by reference to Exhibit 10.28 to the Company's Annual Report on Form 10-K for the year ended December 31, 1996).

          10.30     First Amendment to Harbinger Corporation Amended and
                    Restated 1989 Stock Option Plan (incorporated by reference to Exhibit 10.50 to the Company's Annual Report on Form 10-K for the year ended December 31, 1995).

          10.31     Alliance Agreement dated July 21, 1995 between Systems
                    Software Associates, Inc. and the Company (incorporated by reference to Exhibit 10.47 to the Company's Registration
                    Statement on Form S-1 (File No. 33-93804)).

          10.32     First Amendment to Alliance Agreement between System
                    Software Associates, Inc. and Harbinger Corporation
                    (incorporated by reference to Exhibit 10.51 to the Company's
                    Annual Report on Form 10-K for the year ended December 31,
                    1995).

          10.33     Employment Agreement between the Company and Mr. Theodore C.
                    Annis effective January 3, 1997 (incorporated by reference to Exhibit 99.2 filed with the Company's Current Report on Form 8-K/A dated March 17, 1997).




                                      II-6

        EXHIBIT
        NUMBER                                DESCRIPTION
   --------------   ----------------------------------------------------------------------------------------
          10.34     Employment Agreement between the Company and Ms. A. Gail
                    Jackson effective January 3, 1997 (incorporated by reference to Exhibit 99.3 filed with the Company's Current Report on
                    Form 8-K/A dated March 17, 1997).

          23.1      Consents of KPMG Peat Marwick LLP.

          23.2      Consent of Arthur Andersen LLP.

          23.3      Consent of Ciulla, Smith & Dale, LLP.

          23.4      Consent of Moret Ernst & Young Accountants.

          23.5      Consent of KPMG Deutsche Treuhand-Gesellschaft AG.

          23.6      Consent of KPMG Accountants N.V.

          23.7      Consent of Ernst & Young LLP.

          23.8      Consent of Morris Manning & Martin, L.L.P. (included in
                    Exhibit 5.1).

          24.1      Power of Attorney (include at Page II-9 of this Registration
                    Statement).

-------



**  Previously filed.

+ The Company has received confidential treatment with respect to portions of these Exhibits.



ITEM 17.  UNDERTAKINGS.

         The undersigned Registrant hereby undertakes:

         (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement.

             (i) To include in any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

             (ii) To reflect in the prospectus any facts or events arising after the effective date of this Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in this Registration Statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement;

             (iii) To include any material information with respect to the plan of distribution not previously disclosed in this Registration Statement or any material change to such information in this Registration Statement;



                                     11-7
provided, however, that paragraphs (1)(i) and (1)(ii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed by the Company pursuant to
Section 13 or Section 15(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act") that are incorporated by reference in this Registration Statement.

         (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

         (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

         (4) For purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant's Annual Report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES


         Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Atlanta, State of Georgia on the 28th day of July, 1997.



                                    HARBINGER CORPORATION

                                    By: /s/ Joel G. Katz
                                        ----------------------------------------
                                        Joel G. Katz, Chief Financial Officer

         Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.





        *                           Chairman of the Board of Directors                  July 28, 1997
---------------------------
C. Tycho Howle


        *                           Chief Executive Officer                             July 28, 1997
---------------------------         and Director
David T. Leach                      (Principal Executive Officer)


        *                           President, Chief Operating Officer                  July 28, 1997
---------------------------         and Director
James C. Davis

        *                           Chief Financial Officer and Secretary               July 28, 1997
---------------------------         (Principal Financial Officer and Principal
Joel G. Katz                        Accounting Officer)


        *                           Director                                            July 28, 1997
---------------------------
William D. Savoy


        *                           Director                                            July 28, 1997
---------------------------
William B. King


        *                           Director                                            July 28, 1997
---------------------------
Stuart L. Bell


        *                           Director                                            July 28, 1997
---------------------------
Benn R. Konsynski


        *                           Director                                            July 28, 1997
---------------------------
Klaus Neugebauer


        *                           Director                                            July 28, 1997
---------------------------
Ad Nederlof



*By: /s/ Joel G. Katz
    -----------------------
     Joel G. Katz
     Attorney-in-Fact

                                  EXHIBIT INDEX

         The following exhibits are filed with or incorporated by reference into this Registration Statement pursuant to Item 601 of Regulation S-K:



       EXHIBIT                                                                              SEQUENTIAL PAGE
       NUMBER                                 DESCRIPTION                                         NUMBER
   --------------   -------------------------------------------------------------------------------------------------

          1.1       Form of Underwriting Agreement

          2.1       Share Purchase Agreement effective as of March 31, 1996                         N/A
                    among F.J. Nederlof B.V., H.W.I. Bol, Arthur Nederlof
                    B.V. (the "NTEX Shareholders") and the Company (incorporated by reference to Exhibit 2(a) filed with the Company's
                    Current Report on Form 8-K dated April 18, 1996).

          2.2       Share Purchase Agreement effective as of March 31, 1996                         N/A
                    among Jakob Karszt, Helmut Grimm, Hans Rauh, Nikolai
                    Preis, Ulrich Rehn, Eugen Volbers, Jurgen M. Diet, Wolffried
                    Stucky and Jorg Blum (the "INOVIS Shareholders") and the
                    Company (incorporated by reference to Exhibit 2(a) filed
                    with the Company's Current Report on Form 8-K dated May 2,
                    1996).

          2.3       Debenture Purchase Agreement effective as of January 1, 1997                    N/A
                    between BellSouth Telecommunications, Inc. and the
                    Company (incorporated by reference to Exhibit 2.1 filed with the Company's Current Report on Form 8-K dated January 15,
                    1997).

          2.4       Merger Agreement dated January 3, 1997 among SupplyTech,                        N/A
                    Inc., Harbinger Acquisition Corporation II and the
                    Company (incorporated by reference to Exhibit 2.1 filed with the Company's Current Report on Form 8-K dated January 16,
                    1997).

          2.5       Agreement and Plan of Reorganization between and among                          N/A
                    Vulcan Ventures, Inc., AXA Equity & Law Life Assurance
                    Society, Ltd. (the "HNV Shareholders"), Harbinger N.V. and
                    the Company effective as of March 29, 1996 (incorporated by reference to Exhibit 2(a) filed with the Company's Current
                    Report on Form 8-K dated May 3, 1996).

          3.1       Amended and Restated Articles of Incorporation of the                           N/A
                    Company (incorporated by reference to Exhibit 3.1 to the
                    Company's Registration Statement on Form S-1 (File 33-93804)
                    declared effective on August 22, 1995).

          3.2       Amended and Restated Bylaws of the Company (incorporated by                     N/A
                    reference to Exhibit 3.2 to the Company's Annual Report
                    on Form 10-K for the year ended December 31, 1996).




        EXHIBIT                                                                                   SEQUENTIAL PAGE
        NUMBER                                      DESCRIPTION                                       NUMBER
   ---------------  ---------------------------------------------------------------------------------------------------
          4.1       Provisions of the Amended and Restated Articles of                                   N/A
                    Incorporation and Amended and Restated Bylaws of the
                    Company defining rights of the holders of the Common Stock
                    (incorporated by reference to Exhibits 3.1 through 3.4 to
                    the Company's Registration Statement on Form S-1 (File No.
                    33-93804) declared effective on August 22, 1995).

          4.2       Specimen Stock Certificate (incorporated by reference to                             N/A
                    Exhibit 4.3 to the Company's Registration Statement on
                    Form S-1 (File 33-93804)).

          4.3       Form of Registration Rights Agreement effective March 31,                            N/A
                    1996 between the Company and each of the NTEX
                    Shareholders (incorporated by reference to Exhibit 2(a)
                    filed with the Company's Current Report on Form 8-K dated
                    April 18, 1996).

          4.4       Form of Registration Rights Agreement effective                                      N/A
                    March 29, 1996 between each of the Harbinger
                    N.V. Shareholders and the Company (incorporated by reference to Exhibit 2(a) filed with the Company's Current Report on
                    Form 8-K dated May 3, 1996).

          4.5       Form of Warrant issued to former Harbinger N.V. Shareholders                         N/A
                    on July 18, 1996 (incorporated by reference to Exhibit
                    4.5 to the Company's Annual Report on Form 10-K for the year ended December 31, 1996).

          4.6       Registration Rights Agreement among the former shareholders                          N/A
                    of SupplyTech, Inc. and the Company effective January 3,
                    1997 (incorporated by reference to Exhibit 4.1 filed with
                    the Company's Current Report on Form 8-K dated January 16,
                    1997).

          4.7       Form of Warrant issued to former INOVIS Shareholders on                              N/A
                    April 19, 1996 (incorporated by reference to Exhibit
                    2(a) filed with the Company's Current Report on Form 8-K
                    dated July 1, 1996).

          4.8       Form of Registration Rights Agreement effective March 31,                            N/A
                    1996 between each of the former INOVIS Shareholders and
                    the Company (incorporated by reference to Exhibit 2(a) filed with the Company's Current Report on Form 8-K dated July 1,
                    1996).

          5.1**     Opinion of Morris, Manning & Martin, L.L.P. as to the                                N/A
                    legality of the securities being registered.

         10.1       Promissory Note for $10,000,000 payable by the Company to                            N/A
                    NationsBank of Georgia, N.A. dated April 16, 1997
                    (incorporated by reference to Exhibit 10.1 filed to the
                    Company's Registration Statement on Form S-3 (File No.
                    333-30501) declared effective on July 3, 1997).



        EXHIBIT                                                                                    SEQUENTIAL PAGE
        NUMBER                                DESCRIPTION                                                NUMBER
   ---------------- -------------------------------------------------------------------------------------------------

          10.2      Loan Agreement between the Company and NationsBank of                                N/A
                    Georgia, N.A. dated as of August 15, 1994 with First
                    Amendment dated as of May 2, 1995 (incorporated by reference to Exhibit 10.13 filed to the Company's Registration
                    Statement on Form S-1 (File 33-93804) declared effective on
                    August 22, 1995).

          10.3      Second Amendment to Loan Agreement between the Company and                           N/A
                    NationsBank, National Association (South) dated April
                    16, 1997 (incorporated by reference to Exhibit 10.3 filed to the Company's Registration Statement on Form S-3 (File No.
                    333-30501) declared effective on July 3, 1997).

          10.4      Employment Agreement between the Company and Mr. James M.                            N/A
                    Travers effective as of February 1, 1995 with letter
                    from the Company to Mr. Travers dated December 27, 1994
                    (incorporated by reference to Exhibit 10.14 filed to the
                    Company's Registration Statement on Form S-1 (File 33-93804)
                    declared effective on August 22, 1995).

          10.5**    Employment Agreement between the Company and Mr. James C.                            N/A
                    Davis effective as of July 1, 1997.

          10.6      Assignment of Invention and Patents Thereon (Patent                                  N/A
                    5,367,664) by Texas Instruments, Incorporated ( "TI ")
                    to the Company dated January 12, 1995 as recorded with
                    United States Patent and Trademark Office on March 13, 1995
                    (incorporated by reference to Exhibit 10.16 filed to the
                    Company's Registration Statement on Form S-1 (File 33-93804)
                    declared effective on August 22, 1995).

          10.7      U.S. Patent 5,367,664 issued November 22, 1994 (incorporated                         N/A
                    by reference to Exhibit 10.17 filed to the Company's
                    Registration Statement on Form S-1 (File 33-93804) declared effective on August 22, 1995).

          10.8      Assignment of Invention and Patents Thereon (Application                             N/A
                    07/502,955) by TI to the Company dated January 12, 1995 as recorded with United States Patent and Trademark Office on
                    March 13, 1995 (incorporated by reference to Exhibit 10.18 filed to the Company's Registration Statement on Form S-1
                    (File 33-93804) declared effective on August 22, 1995).

          10.9      Asset Purchase Agreement between the Company and TI dated as                         N/A
                    of December 31, 1994 (incorporated by reference to
                    Exhibit 10.19 filed to the Company's Registration Statement on Form S-1 (File 33-93804) declared effective on August 22,
                    1995).

g


        EXHIBIT                                                                                     SEQUENTIAL PAGE
        NUMBER                                DESCRIPTION                                                NUMBER
   ---------------  -------------------------------------------------------------------------------------------------

          10.10     Employment Agreement between the Company and Mr. David A.                            N/A
                    Meeker effective as of December 21, 1994 (incorporated
                    by reference to Exhibit 10.21 filed to the Company's
                    Registration Statement on Form S-1 (File 33-93804) declared effective on August 22, 1995).

          10.11     401(k) Profit Sharing Plan amended and restated effective as                         N/A
                    of September 1, 1994; original effective date October 1,
                    1991 (incorporated by reference to Exhibit 10.24 filed to
                    the Company's Registration Statement on Form S-1 (File
                    33-93804) declared effective on August 22, 1995).

          10.12     Employment Agreement between the Company and Mr. C. Tycho                            N/A
                    Howle effective as of March 4, 1997 (incorporated by
                    reference to Exhibit 10.11 to the Company's Annual Report on
                    Form 10-K for the year ended December 31, 1996).

          10.13**   First Amendment to Employment Agreement between the Company                          N/A
                    and Mr. C. Tycho Howle effective as of July 1, 1997.

          10.14     Employment Agreement between the Company and Mr. Joel G.                             N/A
                    Katz effective as of March 7, 1994 (incorporated by
                    reference to Exhibit 10.26 filed to the Company's
                    Registration Statement on Form S-1 (File 33-93804) declared effective on August 22, 1995).

          10.15**   Employment Agreement between the Company and Mr. David T.                            N/A
                    Leach effective as of July 1, 1997.

          10.16+    License and Service Agreement between the Company and Bank                           N/A
                    of America National Trust and Savings Association dated
                    as of February 18, 1994 (incorporated by reference to
                    Exhibit 10.29 filed to the Company's Registration Statement on Form S-1 (File 33-93804) declared effective on August 22,
                    1995).

          10.17     Amended and Restated 1993 Stock Option Plan for Nonemployee                          N/A
                    Directors effective as of August 11, 1993 (incorporated
                    by reference to Exhibit 10.33 filed to the Company's
                    Registration Statement on Form S-1 (File 33-93804) declared effective on August 22, 1995).

          10.18     Third Amendment to Amended and Restated 1993 Stock Option                            N/A
                    Plan for Nonemployee Directors (incorporated by
                    reference to Exhibit 10.17 to the Company's Annual Report on
                    Form 10-K for the year ended December 31, 1996).




       EXHIBIT                                                                                  SEQUENTIAL PAGE
        NUMBER                                DESCRIPTION                                            NUMBER
   ---------------  -----------------------------------------------------------------------------------------------

          10.19     Co-Marketing Agreement between the Company and Sprint                           N/A
                    Communications Company Limited Partnership of Delaware made as of August 9, 1993 (incorporated by reference to Exhibit
                    10.34 filed to the Company's Registration Statement on Form
                    S-1 (File 33-93804) declared effective on August 22, 1995).

          10.20     Lease between the Company and Lenox Park Development 1 L.P.                     N/A
                    for office located at 1055 Lenox Park Boulevard,
                    Atlanta, Georgia dated July 16, 1992 with First Amendment
                    dated July 22, 1993 and Second Amendment dated December 27,
                    1993 (incorporated by reference to Exhibit 10.38 filed to
                    the Company's Registration Statement on Form S-1 (File
                    33-93804) declared effective on August 22, 1995).

          10.21     Amended and Restated 1989 Stock Option Plan effective as of                     N/A
                    April 15, 1992 (incorporated by reference to Exhibit
                    10.39 filed to the Company's Registration Statement on Form
                    S-1 (File 33-93804) declared effective on August 22, 1995).

          10.22+    Harbinger Business Financial Management System License                          N/A
                    Agreement between the Company as assignee of Harbinger
                    Computer Services, Inc. and Barnett Banks, Inc. dated
                    November 18, 1991 with amendment dated May 21, 1992
                    (incorporated by reference to Exhibit 10.40 filed to the
                    Company's Registration Statement on Form S-1 (File 33-93804)
                    declared effective on August 22, 1995).

          10.23     Software License and Distribution Agreement between the                         N/A
                    Company and Sprint International Communications
                    Corporation ("Sprint") effective July 27, 1990 with First
                    Amendment effective as of May 24, 1993 (incorporated by
                    reference to Exhibit 10.41 filed to the Company's
                    Registration Statement on Form S-1 (File 33-93804) declared effective on August 22, 1995).

          10.24     Reseller Agreement (now known as Service Management                             N/A
                    Agreement)between the Company and Sprint effective July
                    27, 1990 with First Amendment effective as of May 1, 1991,
                    Second Amendment effective as of May 1, 1992, and Third
                    Amendment dated July 1, 1994 (incorporated by reference to
                    Exhibit 10.42 filed to the Company's Registration Statement on Form S-1 (File 33-93804) declared effective on August 22,
                    1995).

          10.25     Form of Indemnification Agreement between the Company and                       N/A
                    Directors (incorporated by reference to Exhibit 10.43
                    filed to the Company's Registration Statement on Form S-1
                    (File 33-93804) declared effective on August 22, 1995).




        EXHIBIT                                                                                  SEQUENTIAL PAGE
        NUMBER                                DESCRIPTION                                              NUMBER
   ---------------  ----------------------------------------------------------------------------------------------------

          10.26     Harbinger Corporation 1996 Stock Option Plan (incorporated                           N/A
                    by reference to Exhibit 10.48 to the Company's Annual
                    Report on Form 10-K for the year ended December 31, 1995).

          10.27     First Amendment to Harbinger Corporation 1996 Stock Option                           N/A
                    Plan (incorporated by reference to Exhibit 10.26 to the
                    Company's Annual Report on Form 10-K for the year ended
                    December 31, 1996).

          10.28     Amended and Restated Harbinger Corporation Employee Stock                            N/A
                    Purchase Plan (incorporated by reference to Exhibit
                    10.49 to the Company's Annual Report on Form 10-K for the
                    year ended December 31, 1995).

          10.29     First Amendment to Harbinger Corporation Employee Stock                              N/A
                    Purchase Plan. (incorporated by reference to Exhibit
                    10.28 to the Company's Annual Report on Form 10-K for the
                    year ended December 31, 1996).

          10.30     First Amendment to Harbinger Corporation Amended and                                 N/A
                    Restated 1989 Stock Option Plan (incorporated by
                    reference to Exhibit 10.50 to the Company's Annual Report on
                    Form 10-K for the year ended December 31, 1995).

          10.31     Alliance Agreement dated July 21, 1995 between Systems                               N/A
                    Software Associates, Inc. and the Company (incorporated
                    by reference to Exhibit 10.47 to the Company's Registration
                    Statement on Form S-1 (File No. 33-93804)).

          10.32     First Amendment to Alliance Agreement between System                                 N/A
                    Software Associates, Inc. and Harbinger Corporation
                    (incorporated by reference to Exhibit 10.51 to the Company's
                    Annual Report on Form 10-K for the year ended December 31,
                    1995).

          10.33     Employment Agreement between the Company and Mr. Theodore C.                         N/A
                    Annis effective January 3, 1997 (incorporated by
                    reference to Exhibit 99.2 filed with the Company's Current
                    Report on Form 8-K/A dated March 17, 1997).

          10.34     Employment Agreement between the Company and Ms. A. Gail                             N/A
                    Jackson effective January 3, 1997 (incorporated by
                    reference to Exhibit 99.3 filed with the Company's Current
                    Report on Form 8-K/A dated March 17, 1997).

          23.1      Consents of KPMG Peat Marwick LLP.

          23.2      Consent of Arthur Andersen LLP.

          23.3      Consent of Ciulla, Smith & Dale, LLP.


        EXHIBIT                                                                                  SEQUENTIAL PAGE
        NUMBER                                DESCRIPTION                                             NUMBER
   ---------------  --------------------------------------------------------------------------------------------------
          23.4      Consent of Moret Ernst & Young Accountants.

          23.5      Consent of KPMG Deutsche Treuhand-Gesellschaft AG.

          23.6      Consent of KPMG Accountants N.V.

          23.7      Consent of Ernst & Young LLP.

          23.8      Consent of Morris Manning & Martin, L.L.P. (included in                              N/A
                    Exhibit 5.1).

          24.1      Power of Attorney (include at Page II-9 of this Registration                         N/A
                    Statement).


-----------


**Previously filed.
+ The Company has received confidential treatment with respect to portions of these Exhibits.